                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*


                              Metal Management, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   591097100
                         ------------------------------
                                 (CUSP Number)


   Harold Rubenstein and Beverly Rubenstein, 2390 East Camelback, Suite 216,
                   Phoenix, AZ 85016, Telephone (602) 468-2700
-------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)


                       April 11, 1996 and July 31, 1996
                    --------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement /X/ *(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*A fee was paid with the original filing on April 23, 1996, which was erroneously made in the name of the Rubenstein Family Limited Partnership. No fee is being paid with this corrective filing in the name of Harold Rubenstein and Beverly Rubenstein.

                                  SCHEDULE 13D


        CUSP No. 591097100                                    Page 2 of 9 Pages
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Harold Rubenstein
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                         (b)/x/
-------------------------------------------------------------------------------
3       SEC USE ONLY
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4       SOURCE OF FUNDS
        PF AND OO
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------------

                        7       SOLE VOTING POWER
                                42,500(1)
-------------------------------------------------------------------------------
    NUMBER OF           8       SHARED VOTING POWER
     SHARES                     2,573,050(2)
   BENEFICIALLY         -------------------------------------------------------
     OWNED BY           9       SOLE DISPOSITIVE POWER
       EACH                     42,500(1)
     REPORTING          -------------------------------------------------------
      PERSON            10      SHARED DISPOSITIVE POWER
       WITH                     2,573,050(2)
-------------------------------------------------------------------------------


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,615,550(3)
------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                     / /
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.60%
------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
------------------------------------------------------------------------------

(1) Includes an option, held of record by Harold Rubenstein, to purchase 10,000 shares of Company Common Stock, exercisable within 60 days, and 32,500 shares directly owned by Harold Rubenstein, which he purchased on July 31, 1996, from Blue Bird Partners. See Items 3 and 5 below.

(2) Includes 2,010,150 shares beneficially owned by Harold Rubenstein and Beverly Rubenstein, the Reporting Persons, through Empire Metals, Inc., and warrants to purchase 562,900 shares, beneficially owned by Harold Rubenstein and Beverly Rubenstein, the Reporting Persons, through Empire Metals, Inc., and exercisable within 60 days. See Items 3 and 5 below.

(3) Includes the shares and warrants in Note 2, an option, held of record by Harold Rubenstein, to purchase 10,000 shares, exercisable within 60 days, and 32,500 shares directly owned by Harold Rubenstein, which he purchased on July 31, 1996, from Blue Bird Partners. See Items 3 and 5 below.

                                 SCHEDULE 13D

----------------------------                      -----------------------------
     CUSP No. 591097100                                 Page 3 of 9 Pages
----------------------------                      -----------------------------
-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Beverly Rubenstein
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                     (b) /x/
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        OO
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
-------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES     ---------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER
    OWNED BY            2,573,050(1)
      EACH      ---------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON     ---------------------------------------------------------------
      WITH       10     SHARED DISPOSITIVE POWER
                        2,573,050(1)
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,573,050(1)
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   / /
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        27.18%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------

(1) Includes 2,010,150 shares beneficially owned by Harold Rubenstein and Beverly Rubenstein, the Reporting Persons, through Empire Metals, Inc., and warrants to purchase 562,900 shares, beneficially owned by Harold Rubenstein and Beverly Rubenstein, the Reporting Persons, through Empire Metals, Inc., and exercisable within 60 days. See Items 3 and 5 below.

Item 1.  Security and Issuer

        This statement relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Metal Management, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 North Dearborn, Suite 405, Chicago, IL 60610.

Item 2.  Identity and Background

        This Schedule 13D is filed on behalf of two Reporting Persons, Harold Rubenstein and Beverly Rubenstein. The name, residence or business address and principal occupation or employment of each of the Reporting Persons are as follows:

        Harold Rubenstein
        2390 East Camelback, Suite 216
        Phoenix, AZ 85016
        Principal business: consultant/investor.

        Beverly Rubenstein
        2390 East Camelback, Suite 216
        Phoenix, AZ 85016
        Principal business: homemaker.

        During the past five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

        The Reporting Persons are majority shareholders of Empire Metals, Inc., which holds Common Stock and warrants to purchase Common Stock of the Company. Beverly Rubenstein does not hold of record any shares or warrants or options to purchase shares of the Company. Her only interest in the shares of the Company is by virtue of her holdings, together with her husband, Harold Rubenstein, in Empire Metals, Inc., and by virtue of Arizona community property law.

        The consideration exchanged by Harold Rubenstein and Beverly Rubenstein for their shares and warrants held through Empire Metals, Inc. was Empire's stock in EMCO Recycling Corp ("EMCO"). The Company acquired EMCO in a reverse triangular merger in which GPAR Merger, Inc., a wholly owned subsidiary of the Company, merged with and into EMCO (the "Merger"), with EMCO remaining as the surviving corporation. In the Merger, the outstanding shares of EMCO were converted into the right to receive an aggregate of 3,500,000 shares of Common Stock of the Company, warrants to purchase an aggregate of an additional 1,000,000 shares of Common Stock of the Company, and $1,150,000 in cash. The Reporting Persons previously held, through Empire, an aggregate of 5,643 shares of EMCO common stock. As a result of the Merger, the Reporting Persons received 2,010,150 shares of Company Common Stock, warrants to purchase 562,900 shares, and $440,000 in cash. The

Merger is further described on pages 26 through 40 of the Definitive Joint Proxy Statement of the Company and EMCO, dated March 8, 1996, incorporated by reference herein and filed as Exhibit B hereto.

        In connection with the Merger, Harold Rubenstein was named a director of the Company and received an option to purchase 10,000 shares of Company Common Stock, fully vested, with a ten-year term, at an exercise price of $4.78 per share. The consideration for the option was his prospective services as a director of the Company.

        Harold Rubenstein also holds of record 32,500 shares purchased from Blue Bird Partners on July 31, 1996. A Schedule 13D dated July 26, 1995, was filed with the Securities and Exchange Commission (the "Commission") by Gerard
M. Jacobs, Louis D. Paolino, Jr. and T. Benjamin Jennings, reporting the beneficial ownership of an aggregate of 1,150,000 Shares by Messrs. Jacobs, Jennings and Paolino, as a group within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. Of those aggregate shares, 250,000 were beneficially held by Mr. Paolino through Blue Bird Partners, a general partnership of which the two general partners are charitable remainder unit trusts of which Mr. Paolino is the trustee. On January 4, 1996, Blue Bird Partners entered into an agreement (the "Share Transfer Agreement") to sell the 250,000 shares held by it (the "Paolino Shares") to several investors, including Messrs. Jacobs, Chief Executive Officer and President of the Company, Jennings, Chairman of the Board of Directors and Chief Development Officer of the Company, and certain shareholders or officers of EMCO, including Mr. Rubenstein. This sale was completed on July 31, 1996. Pursuant to the Share Transfer Agreement, Mr. Rubenstein purchased with his personal funds 32,500 shares at a purchase price of $3.20 per share, which was paid in cash. Pursuant to an Escrow Agreement effective January 4, 1996, the Paolino Shares and the consideration paid by the purchasers were held in escrow from the date of the Share Transfer Agreement until the closing of the transaction. Mr. Rubenstein is not acting together with any of the other purchasers of the Paolino Shares for purposes of acquiring, holding or voting shares. The Share Transfer Agreement and Escrow Agreement are filed as exhibits to this Schedule 13D under
Item 7 hereof.

Item 4. Purpose of the Transaction

        The purpose of the Merger and related transactions by which the Reporting Persons acquired their jointly held securities of the Company, and a statement with respect to any related plans or proposals required to be disclosed under this Item, are set forth under the captions, "The Merger and Related Transactions -- General," "-- Background of the Merger," "-- Reasons for the Transaction," "-- Related Agreements," "-- Interests of Certain Persons in the Merger," and "-- Related Transactions," contained in pages 26-40 of the Joint Proxy Statement of the Company, dated March 8, 1996, incorporated by reference as Exhibit B hereto.

        Mr. Rubenstein's purchase of shares from Blue Bird Partners was for investment purposes.

        Except as so disclosed, no person named in Item 2 has any present plans or proposals that relate to or would result in any of the actions described in
Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer

                The number of shares, and the percentage thereof of the total number of shares outstanding as of August 7, 1996, beneficially owned by the Reporting Persons are as follows:

       Name                       Number of Shares               Percentage
------------------                ----------------               ----------
Harold Rubenstein                   2,615,550(1)                   27.60%
Beverly Rubenstein                  2,573,050(2)                   27.18%

(1) Includes 2,010,150 shares beneficially held by Harold Rubenstein and Beverly Rubenstein through Empire Metals, Inc. (shared voting and dispositive power), 562,900 shares issuable upon exercise of warrants within 60 days of the date of this Schedule 13D, beneficially held by such persons through Empire Metals, Inc. (shared voting and dispositive power), 10,000 shares issuable upon exercise of a stock option within 60 days of the date of this Schedule 13D held of record by Harold Rubenstein (sole voting and dispositive power), and 32,500 shares held of record by Harold Rubenstein (sole voting and dispositive power). The warrants were issued pursuant to the General Parametrics/EMCO Merger described in Exhibit B hereto, are fully vested and exercisable, and have a five-year term. Of the shares subject to the warrants, 337,740 are at an exercise price of $4.48 per share, and 225,160, at an exercise price of $6.48 per share. The option was granted under the Issuer's 1996 Director Option Plan, is fully vested and exercisable, and has a ten-year term and an exercise price of $4.78 per share.

(2) Includes 2,010,150 shares beneficially held by Harold Rubenstein and Beverly Rubenstein through Empire Metals, Inc. (share voting and dispositive power), and 562,900 shares issuable upon exercise of warrants within 60 days of the date of this Schedule 13D, beneficially held by such persons through Empire Metals, Inc. (shared voting and dispositive power). The warrants were issued pursuant to the General Parametrics/EMCO Merger described in Exhibit B hereto, are fully vested and exercisable, and have a five-year term. Of the shares subject to the warrants, 337,740 are at an exercise price of $4.48 per share, and 225,160, at an exercise price of $6.48 per share.

        Except as disclosed above, neither Harold Rubenstein nor Beverly Rubenstein has engaged in any transaction in the shares of the Company during the past sixty days.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

        See the disclosure contained under the captions entitled "The Merger and Related Transactions--Related Agreements," "--Indemnification and Hold-Back of GPC Shares," "--Interests of Certain Persons in the Merger," and "--Related Transactions," contained in pages 33-40 of Exhibit B, which is incorporated herein by reference. Except for such disclosures, the Share Transfer Agreement and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

Item 7.         Material To Be Filed As Exhibits

        (a) Merger Agreement dated as of December 1, 1995, and as amended through March 7, 1996, between the Company, GPAR Merger, Inc., EMCO Recycling Corp. and the direct and indirect beneficial owners of EMCO's Common Stock, incorporated by reference from Appendix A to Joint Proxy Statement of the Company and EMCO, dated March 8, 1996, filed with the Commission.

        (b) Pages 26 through 40 of Joint Proxy Statement of the Company and EMCO Recycling Corp., dated March 8, 1996, filed with the Commission.

        (c)     Agreement of Harold Rubenstein and Beverly Rubenstein that this
Schedule 13D is filed on behalf of each of them.

        (d) Stock Purchase Agreement among Blue Bird Partners, Louis D. Paolino, Jr., Gerard M. Jacobs and T. Benjamin Jennings dated January 4, 1996, incorporated by reference from Exhibit C of Schedule 13D/A filed as of September 5, 1996, by Gerard M. Jacobs and T. Benjamin Jennings, SEC File
No. 005-37978.

        (e) Escrow Agreement dated as of January 4, 1996 by and between Blue Bird Partners, T. Benjamin Jennings, Gerard M. Jacobs, Robert M. Kramer & Associates P.C. and Wilson, Sonsini, Goodrich & Rosati, incorporated by reference from Exhibit E of Schedule 13D/A filed as of September 5, 1996, by Gerard M. Jacobs and T. Benjamin Jennings, SEC File No. 005-37978.

                                   SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of each of the undersigned individuals, each of the undersigned individuals certifies that the information set forth in this Statement is true, complete and correct.


November 12, 1996                     /s/ Harold Rubenstein
                                      ----------------------------------------
                                      Harold Rubenstein

                                      /s/ Beverly Rubenstein
                                      ----------------------------------------
                                      Beverly Rubenstein

                                 EXHIBIT INDEX

        Exhibit

        (a) Merger Agreement dated as of December 1, 1995, and as amended through March 7, 1996, between the Company, GPAR Merger, Inc., EMCO Recycling Corp. and the direct and indirect beneficial owners of EMCO's Common Stock, incorporated by reference from Appendix A to Joint Proxy Statement of the Company and EMCO, dated March 8, 1996, filed with the Commission.

        (b) Pages 26 through 40 of Joint Proxy Statement of the Company and EMCO Recycling Corp., dated March 8, 1996, filed with the Commission.

        (c)  Agreement of Harold Rubenstein and Beverly Rubenstein that this
Schedule 13D is filed on behalf of each of them.

        (d) Stock Purchase Agreement among Blue Bird Partners, Louis D. Paolino, Jr., Gerard M. Jacobs and T. Benjamin Jennings dated January 4, 1996, incorporated by reference from Exhibit C of Schedule 13D/A filed as of September 5, 1996, by Gerard M. Jacobs and T. Benjamin Jennings, SEC File
No. 005-37978.

        (e) Escrow Agreement dated as of January 4, 1996 by and between Blue Bird Partners, T. Benjamin Jennings, Gerard M. Jacobs, Robert M. Kramer & Associates P.C. and Wilson, Sonsini, Goodrich & Rosati, incorporated by reference from Exhibit E of Schedule 13D/A filed as of September 5, 1996, by Gerard M. Jacobs and T. Benjamin Jennings, SEC File No. 005-37978.

                                                                    EXHIBIT A

                                MERGER AGREEMENT

     This Merger Agreement (this "Agreement") is entered into effective as of December 1, 1995 and as amended through March 7, 1996, by and among General Parametrics Corp., a Delaware corporation ("GPAR"); GPAR Merger, Inc., an Arizona corporation and wholly-owned subsidiary of GPAR (the "GPAR Merger Sub", and together with GPAR, the "GPAR Companies"); Copperstate Metals, Inc., an Arizona corporation ("Copperstate"); Empire Metals, Inc., an Arizona corporation ("Empire"); EMCO Recycling Corp., an Arizona corporation ("EMCO"); Harold Rubenstein; Gerald Zack; David Zack; Raymond Zack; Donald Moorehead; and George Moorehead. Empire, Copperstate, Donald Moorehead and George Moorehead constitute all of the shareholders of EMCO (together, the "EMCO Shareholders"). Gerald Zack, David Zack, and Rick Zack constitute all of the shareholders of Copperstate (the "Copperstate Shareholders"). Certain other capitalized terms used herein are defined in Article XI or elsewhere throughout this Agreement.

                                    RECITALS

     The Boards of Directors of the GPAR Companies and EMCO have determined that it is in the best interests of their respective shareholders for GPAR Merger Sub to merge into EMCO upon the terms and subject to the conditions set forth in this Agreement. In order to effectuate the transaction, GPAR will have organized GPAR Merger Sub as a wholly-owned subsidiary, and the parties have agreed, subject to the terms and conditions set forth in this Agreement, to merge GPAR Merger Sub into EMCO with EMCO as the surviving corporation, so that each of the EMCO Shareholders will receive certain cash and will be issued certain shares of common stock and warrants of GPAR in exchange for their shares of common stock of EMCO.

                               TERMS OF AGREEMENT

     In consideration of the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                  THE MERGERS

     1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), and pursuant to the terms and conditions set forth in the Plan of Merger and Reorganization which will be annexed hereto as Exhibit A (the "Plan of Merger"), GPAR Merger Sub will be merged into EMCO. The terms and conditions of the Plan of Merger are incorporated herein by reference as if fully set forth herein. As a result of the Merger, the separate corporate existence of GPAR Merger Sub shall cease and EMCO shall continue as a surviving corporation and wholly-owned subsidiary of GPAR.

     1.2 The Closing. Subject to the terms and conditions of this Agreement, the consummation of the Merger (the "Closing") shall take place as promptly as practicable (and in any event within five (5) business days) after satisfaction or waiver of the conditions set forth in Articles VI and VII, at the offices of EMCO's counsel in Phoenix, Arizona, or such other place as the parties may otherwise agree.

     1.3 Plan of Merger. At the Closing, GPAR shall deliver to the EMCO shareholders (a) an aggregate of Three Million Five Hundred Thousand (3,500,000) shares of common stock, $0.01 par value per share, of GPAR ("GPAR Common Stock") (except for the Held Back Shares pursuant to the provisions of Paragraph 8.4);
(b) warrants of GPAR which entitle the holders to purchase Six Hundred Thousand (600,000) shares of GPAR at $4.00 per share, the form of which is attached hereto as Exhibit "B" (the $4.00 Warrants); (c) warrants of GPAR which entitle the holders to purchase Four Hundred Thousand (400,000) shares of GPAR at $6.00 per share, the form of which is attached hereto as Exhibit "C" (the $6.00 Warrants); and (d) One Million One Hundred Fifty Thousand and No/100 Dollars ($1,150,000.00) in cash or immediately available funds, all in exchange for all issued and outstanding shares of capital stock of EMCO.

     1.4 Filing of Articles of Merger. At the time of the Closing, the parties shall cause the Merger to be consummated by filing duly executed Articles of Merger (with the Plans of Merger respectively annexed thereto) with the Corporation Commission of the State of Arizona, in such form as GPAR determines is required by and is in accordance with the relevant provisions of the Arizona Revised Statutes (the "Act") (the date and time of such filing is referred to herein as the "Effective Date" or "Effective Time").

     1.5 Stock of GPAR Merger Sub. Each share of the capital stock of GPAR Merger Sub outstanding immediately prior to the Effective Time shall at the Effective Time be converted into and become one share of common stock of EMCO. Each share of such common stock shall be fully paid and nonassessable.

     1.6 Stock of EMCO. The shares of the common stock of EMCO issued and outstanding immediately prior to the Effective Time (the "Converted EMCO Stock") shall upon the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, be exchanged for and converted into shares of GPAR Common Stock, determined to the nearest whole share, pursuant to the Plan of Merger.

     1.7 Delivery of Certificates. At the Closing, the EMCO Shareholders shall deliver the certificates representing all of the issued and outstanding shares of Converted EMCO Stock to GPAR for cancellation, and GPAR shall deliver the certificates representing the shares of GPAR Common Stock and the Warrants issued pursuant to Section 1.3.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                             OF THE GPAR COMPANIES

     As a material inducement to each of the EMCO Shareholders to enter into this Agreement and to consummate the transactions contemplated hereby, GPAR makes the following representations and warranties to the EMCO Shareholders.

     2.1 Corporate Status. GPAR is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. At the time of Closing, the GPAR Merger Sub will be a corporation duly organized, validly existing and in good standing under the laws of the State of Arizona. The GPAR Merger Sub will be a wholly-owned subsidiary of GPAR.

     2.2 Corporate Power and Authority. Each of the GPAR Companies has, or will have at the time of Closing, the corporate power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. Each of the GPAR Companies has, or will have at the time of Closing, taken all action necessary to authorize its execution and delivery of this Agreement, the performance of its respective obligations hereunder and the consummation of the transactions contemplated hereby.

     2.3 Enforceability. This Agreement has been, or will have been at the time of Closing, duly executed and delivered by each of the GPAR Companies and constitutes a legal, valid and binding obligation of each of the GPAR Companies, enforceable against each of the GPAR Companies in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

     2.4 GPAR Common Stock. Upon consummation of the Merger and the issuance and delivery of certificates representing the GPAR Shares and Warrants to the EMCO Shareholders, (1) the GPAR Shares will be validly issued, fully paid and non-assessable shares of GPAR Common Stock, (2) the total number of issued and outstanding shares of GPAR stock will be 8,800,000, of which the EMCO Shareholders will own 3,500,000, (3) the total number of outstanding warrants to buy GPAR Stock will be not more than 1,010,000, of which the EMCO Shareholders will own 1,000,000, (4) the total number of outstanding options to buy GPAR stock under the 1995 Option Plan and the terminated 1986 Option Plan will be not more than 460,000 and 180,000, respectively, of which Gerard M. Jacobs and T. Benjamin Jennings will each own 200,000; provided, however, (i) GPAR has agreed to grant to George Moorehead options to purchase 150,000 shares of

GPAR stock subject to the Closing, shareholder approval of an amendment to the 1995 Stock Option Plan increasing the number of shares authorized to be issued under such plan, and the execution of an employment agreement with George Moorehead; (ii) GPAR has approved the issuance of options to buy 100,000 shares of GPAR stock, subject to Board approval, for several current employees of GPAR (other than Messrs. Jacobs and Jennings); and (iii) GPAR may grant additional stock options through the date of the Closing, subject to the express written consent of Harold Rubenstein and George Moorehead; and (5) to the best of its knowledge, the shares and warrants will have been issued in compliance with all applicable state and federal securities laws. Except for the stock option plans and warrants noted above and 20,000,000 authorized preferred shares, of which none are issued and outstanding, there are no other rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements or commitments of any kind that could require GPAR to issue or sell any shares of its capital stock.

     2.5 No Commissions. None of the GPAR Companies has incurred any obligation for any finder's or broker's or agent's fees or commissions or similar compensation in connection with the transactions contemplated hereby.

     2.6 SEC Filings and Financial Information. To the best of its knowledge, GPAR has made all filings required to be made by it with the Securities and Exchange Commission. To the best of its knowledge, none of such filings contains any untrue statement of material fact or omits to state a material fact necessary to make the statements therein not misleading in light of the circumstances in which they were made. To the best of its knowledge, the Financial Statements of GPAR set forth therein present fairly in all material respects the financial position of GPAR, including the results of operation and cash flow for the periods indicated in conformity with GAAP. GPAR has written down or reserved inventory, certain other assets, and lease costs of approximately $2,153,000 to be reflected on its October 31, 1995 financial statements.

                                  ARTICLE III

                       REPRESENTATIONS AND WARRANTIES OF
                                THE SHAREHOLDERS

     As a material inducement to each of the GPAR Companies to enter into this Agreement and to consummate the transactions contemplated hereby, each of the EMCO Shareholders, jointly and severally, makes the following representations and warranties to the GPAR Companies:

     3.1 Corporate Status. EMCO is a corporation duly organized, validly existing and in good standing under the laws of the State of Arizona and has the requisite power and authority to own or lease its properties and to carry on its business as now being conducted. EMCO is legally qualified to transact business as a foreign corporation in all jurisdictions where the nature of its properties and the conduct of its business requires such qualification (all of which jurisdictions are listed on Schedule 3.1) and is in good standing in each of the jurisdictions in which it is so qualified. There is no pending or, to the best of their knowledge, threatened proceeding for the dissolution, liquidation, insolvency or rehabilitation of EMCO.

     3.2 Power and Authority. EMCO and the EMCO Shareholders each have the power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. EMCO, Copperstate and Empire have taken all action necessary to authorize the execution and delivery of this Agreement, the performance of their respective obligations hereunder and the consummation of the transactions contemplated hereby.

     3.3 Enforceability. This Agreement has been duly executed and delivered by EMCO and the EMCO Shareholders and constitutes the legal, valid and binding obligation of each of them, enforceable against them in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

     3.4 Capitalization. Schedule 3.4 sets forth, with respect to EMCO, (a) the number of authorized shares of each class of its capital stock, (b) the number of issued and outstanding shares of each class of its capital stock, and (c) the number of shares of each class of its capital stock which are held in treasury. All of the issued and outstanding shares of capital stock of EMCO (a) have been duly authorized and validly issued and are fully paid and non-assessable, (b) to the best of their knowledge, were issued in compliance with all applicable state and federal securities laws, and (c) were not issued in violation of any preemptive rights or rights of first refusal. No preemptive rights or rights of first refusal exist with respect to the shares of capital stock of EMCO, and no such rights arise by virtue of or in connection with the transactions contemplated hereby. There are no outstanding or authorized rights, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other agreements or commitments of any kind that could require EMCO to issue or sell any shares of its capital stock (or securities convertible into or exchangeable for shares of its capital stock). There are no outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to EMCO. There are no proxies, voting rights or other agreements or understandings with respect to the voting or transfer of the capital stock of EMCO. EMCO is not obligated to redeem or otherwise acquire any of its outstanding shares of capital stock.

     3.5 Shareholders of the Company. Schedule 3.5 sets forth, with respect to EMCO, (a) the name, address and federal taxpayer identification number of, and the number of outstanding shares of each class of its capital stock owned by, each shareholder of record as of the close of business on the date of this Agreement; and (b) the name, address and federal taxpayer identification number of, and number of shares of each class of its capital stock beneficially owned by, each beneficial owner of outstanding shares of capital stock (to the extent that record and beneficial ownership of any such shares are different). The EMCO Shareholders constitute all of the holders of all issued and outstanding shares of capital stock of EMCO, and each of the EMCO Shareholders owns such shares as is set forth on Schedule 3.5, free and clear of all Liens, restrictions and claims of any kind, except as set forth on Schedule 3.5.

     3.6 No Violation. Except as set forth on Schedule 3.6, the execution and delivery of this Agreement by EMCO and the EMCO Shareholders, the performance by them of their respective obligations hereunder and the consummation by them of the transactions contemplated by this Agreement will not (i) contravene any provision of the articles of incorporation or bylaws of EMCO, Empire or Copperstate, (ii) violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon or enforceable against EMCO or any of the EMCO Shareholders; (iii) conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any Contract which is applicable to, binding upon or enforceable against EMCO or any of the EMCO Shareholders, (iv) result in or require the creation or imposition of any Lien upon or with respect to any of the property or assets of EMCO, or (v) require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person, except any SEC and other filings required to be made by the GPAR Companies.

     3.7 Records of the Company. The copies of the respective articles of incorporation and bylaws of EMCO which were provided to GPAR are true, accurate and complete and reflect all amendments made through the date of this Agreement. The minute books for EMCO provided to GPAR for review were correct and complete as of the date of such review, no further entries have been made through the date of this Agreement, such minute books contain the true signatures of the persons purporting to have signed them, and such minute books contain an accurate record of all corporate actions of the shareholders and directors (and any committees thereof) of EMCO taken by written consent or at a meeting since incorporation. All material corporate actions taken by EMCO have been duly authorized or ratified. All accounts, books, ledgers and official and other records of EMCO have been fully, properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained therein. The stock ledgers of EMCO, as previously provided to GPAR, contain accurate and complete records of all issuances, transfers and cancellations of shares of the capital stock of the EMCO.

     3.8 Subsidiaries. Except for RECYCLE PRESCOTT, INC., EMCO TRADING, INC. and USA SOUTHWESTERN CARRIER, INC., which are wholly-owned subsidiaries of EMCO, and as otherwise set forth on Schedule 3.8, EMCO does not own, directly or indirectly, any outstanding voting securities of or other interests in, or control, any other corporation, partnership, joint venture or other business entity.

     3.9 Financial Statements. The EMCO Shareholders have delivered to GPAR (i) the combined financial statements as of March 31, 1995 and 1994 of EMCO, including the notes thereto, audited by Arthur Andersen & Co. and (ii) the October 31, 1995 unaudited financial statements (collectively, the "Financial Statements"), a copy of which is attached to Schedule 3.9 hereto. The combined balance sheet dated as of October 31, 1995 included in the Financial Statements is referred to herein as the "Current Balance Sheet". The Financial Statements fairly present the combined and consolidated financial position of EMCO at each of the balance sheet dates and the results of operations for the periods covered thereby, and have been prepared in accordance with GAAP consistently applied throughout the periods indicated. The books and records of EMCO fully and fairly reflect its transactions, properties, assets and liabilities. There are no material special or non-recurring items of income or expense during the periods covered by the Financial Statements, and the balance sheets included in the Financial Statements do not reflect any writeup or revaluation increasing the book value of any assets, except as specifically disclosed in the notes thereto. The Financial Statements reflect all adjustments necessary for a fair presentation of the financial information contained therein.

     3.10 Changes Since the Current Balance Sheet Date.  Except as disclosed in
Schedule 3.10, since the date of the Current Balance Sheet, EMCO has not (i) issued any capital stock or other securities; (ii) made any distribution of or with respect to its capital stock or other securities or purchased or redeemed any of its securities; (iii) paid any bonus to or increased the rate of compensation of any of its officers or salaried employees or amended any other terms of employment of such persons; (iv) sold, leased or transferred any of its properties or assets other than in the ordinary course of business consistent with past practice; (v) made or obligated itself to make capital expenditures out of the ordinary course of business consistent with past practice; (vi) made any payment in respect of its liabilities other than in the ordinary course of business consistent with past practice; (vii) incurred any obligations or liabilities (including any indebtedness) or entered into any transaction or series of transactions involving in excess of $25,000 in the aggregate out of the ordinary course of business, except for this Agreement and the transactions contemplated hereby; (viii) suffered any theft, damage, destruction or casualty loss, not covered by insurance and for which a timely claim was filed, in excess of $25,000 in the aggregate; (ix) suffered any extraordinary losses (whether or not covered by insurance); (x) waived, cancelled, compromised or released any rights having a value in excess of $25,000 in the aggregate; (xi) made or adopted any change in its accounting practice or policies; (xii) made any adjustment to its books and records other than in respect of the conduct of its business activities in the ordinary course consistent with past practice; (xiii) entered into any transaction with any Affiliate other than intercompany transactions in the ordinary course of business consistent with past practice;
(xiv) entered into any employment agreement; (xv) terminated, amended or modified any agreement involving an amount in excess of $25,000; (xvi) imposed any security interest or other Lien on any of its assets other than in the ordinary course of business consistent with past practice; (xvii) delayed paying any accounts payable which is due and payable except to the extent being contested in good faith and except in the ordinary course of its business; (xviii) made or pledged any charitable contribution other than in the ordinary course of business consistent with past practice; (xix) entered into any other transaction or been subject to any event which has or may have a Material Adverse Effect on EMCO; or (xx) agreed to do or authorized any of the foregoing.

     3.11 Liabilities of the Company. Except as set forth on Schedule 3.11, EMCO does not have any liabilities or obligations, whether accrued, absolute, contingent or otherwise, except (a) to the extent reflected or taken into account in the Current Balance Sheet and not heretofore paid or discharged, (b) to the extent specifically set forth in or incorporated by express reference in any of the Schedules attached hereto, (c) liabilities incurred in the ordinary course of business consistent with past practice since the date of the Current Balance Sheet (none of which relates to breach of contract, breach of warranty, tort, infringement or violation of law, or which arose out of any action, suit, claim, governmental investigation or arbitration proceeding), (d) normal accruals, reclassifications, and audit adjustments which would be reflected on an audited financial statement and which would not be material in the aggregate, and (e) liabilities incurred in the ordinary course of business prior to the date of the Current Balance Sheet which, in accordance with GAAP consistently applied, were not recorded thereon. EMCO's net worth will be no less than $3,000,000, as of the Effective Time.

     3.12 Litigation. Except as set forth on Schedule 3.12, there is no action, suit, or other legal or administrative proceeding or governmental investigation pending or, to the best of their knowledge, threatened, anticipated or contemplated against, by or affecting EMCO or any of its properties or assets, or the EMCO Shareholders, or which question the validity or enforceability of this Agreement or the transactions contemplated hereby, and there is no basis for any of the foregoing. There are no outstanding orders, decrees or stipulations issued by any Governmental Authority in any proceeding to which EMCO is or was a party which have not been complied with in full or which continue to impose any material obligations on EMCO.

     3.13 Environmental Matters.  Except as set forth on Schedule 3.13:

     (a) To the best of their knowledge, EMCO is and has at all times been in compliance with all Environmental, Health and Safety Laws (as defined herein) governing its business, operations, properties and assets, including, without limitation, Environmental, Health and Safety Laws with respect to discharges into the ground water, surface water and soil, emissions into the ambient air, and generation, accumulation, storage, treatment, transportation, transfer, labeling, handling, manufacturing, use, spilling, leaking, dumping, discharging, release or disposal of Hazardous Substances (as defined herein), or other Waste (as described herein). EMCO is not currently liable for any penalties, fines or forfeitures for failure to comply with any Environmental, Health and Safety Laws. To the best of their knowledge, EMCO is in full compliance with all notice, record keeping and reporting requirements of all Environmental, Health and Safety Laws, and has complied with all informational requests or demands arising under the Environmental, Health and Safety Laws.

     (b) To the best of their knowledge, EMCO has obtained, or caused to be obtained, and is in full compliance with, all licenses, certificates, permits, approvals and registrations (collectively "Licenses") required by the Environmental, Health and Safety Laws for the ownership of its properties and assets and the operation of its business as presently conducted, including, without limitation, all air emission, water discharge, water use and solid waste, hazardous waste and other Waste generation, transportation, transfer, storage, treatment or disposal Licenses, and EMCO is in full compliance with all the terms, conditions and requirements of such Licenses, and copies of such Licenses have been provided to GPAR. There are no administrative or judicial investigations, notices, claims or other proceedings pending or, to the best of their knowledge, threatened by any Governmental Authority or third parties against EMCO, its businesses, operations, properties, or assets, which question the validity or entitlement of EMCO to any License required by the Environmental, Health and Safety Laws for the ownership of each of the properties and assets of EMCO and the operation of its business or wherein an unfavorable decision, ruling or finding could have a Material Adverse Effect on EMCO, or which would impose any liability upon the GPAR Companies in the event that the merger contemplated by this Agreement closes.

     (c) EMCO has not received and is not aware of any non-compliance order, warning letter, notice of violation, claim, suit, action, judgment, or administrative or judicial proceeding pending against or involving EMCO, its business, operations, properties, or assets, issued by any Governmental Authority or third party with respect to any Environmental, Health and Safety Laws in connection with the ownership by EMCO of its properties or assets or the operation of its business, which has not been resolved to the satisfaction of the issuing Governmental Authority or third party in a manner that would not impose any obligation, burden or continuing liability on the GPAR Companies in the event that the merger contemplated by this Agreement closes, or which could have a Material Adverse Effect on EMCO.

     (d) To the best of their knowledge, EMCO is in full compliance with, and is not in breach of or default under any applicable writ, order, judgment, injunction, governmental communication or decree issued pursuant to the Environmental, Health and Safety Laws and no event has occurred or is continuing which, with the passage of time or the giving of notice or both, would constitute such non-compliance, breach or default thereunder, or affect the Owned Properties or Leased Premises.

     (e) To the best of their knowledge, EMCO has not generated, manufactured, used, transported, transferred, stored, handled, treated, spilled, leaked, dumped, discharged, released or disposed, nor has it allowed or arranged for any third parties to generate, manufacture, use, transport, transfer, store, handle, treat, spill, leak, dump, discharge, release or dispose of, Hazardous Substances or other waste to or at any location other than a site lawfully permitted to receive such Hazardous Substances or other waste for such purposes, nor has it performed, arranged for or allowed by any method or procedure such generation, manufacture, use, transportation, transfer, storage, treatment, spillage, leakage, dumping, discharge, release or disposal in contravention of any Environmental, Health and Safety Laws. To the best of their knowledge, EMCO has not generated, manufactured, used, stored, handled, treated, spilled, leaked, dumped, discharged, released or disposed of, or allowed or arranged for any third parties to generate, manufacture, use, store, handle, treat, spill, leak, dump, discharge, release or dispose of, Hazardous Substances or other waste upon property owned or leased by it, except as permitted by law. For purposes of this
Section 3.13, the term "Hazardous Substances" shall be construed broadly to include any toxic or hazardous substance, material, or waste, and any other contaminant, pollutant or constituent thereof, whether liquid, solid, semi-solid, sludge and/or gaseous, including without limitation, chemicals, compounds, by-products, pesticides, asbestos containing materials, petroleum or petroleum products, and polychlorinated biphenyls, the presence of which requires investigation or remediation under any Environmental, Health and Safety Laws or which are or become regulated, listed or controlled by, under or pursuant to any Environmental Health and Safety Laws, including, without limitation, the United States Department of Transportation Table (49 CFR 172,
101) or by the Environmental Protection Agency as hazardous substances (40 CFR
Part 302) and any amendments thereto; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C. sec.9601, et seq. (hereinafter collectively "CERCLA"); the Solid Waste Disposal Act, as amended by the Resource Conversation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. sec.6901 et seq. (hereinafter, collectively "RCRA"); the Hazardous Materials Transportation Act, as amended, 49 U.S.C. sec.1801, et seq.; the Clean Water Act, as amended, 33 U.S.C. sec.1311, et seq.; the Clean Air Act, as amended (42 U.S.C. sec.7401-7642); Toxic Substances Control Act, as amended, 15 U.S.C. sec.2601 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as amended, 7 U.S.C. sec.136-136y ("FIFRA"); the Emergency Planning and Community Right-to-Know Act of 1986 as amended, 42 U.S.C. sec.11001, et seq. (Title III of SARA) ("EPCRA"); the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. sec.651, et seq. ("OSHA"); any similar state statute, or any future amendments to, or regulations implementing such statutes, laws, ordinances, codes, rules, regulations, orders, rulings, or decrees, or which has been or shall be determined or interpreted at any time by any Governmental Authority to be a hazardous or toxic substance regulated under any other statute, law, regulation, order, code, rule, order, or decree. For purposes of this Section 3.13, the term "Waste" shall be construed broadly to include agricultural wastes, biomedical wastes, biological wastes, bulky wastes, construction and demolition debris, garbage, household wastes, industrial solid wastes, liquid wastes, recyclable materials, sludge, solid wastes, special wastes, used oils, white goods, and yard trash.

     (f) To the best of their knowledge, EMCO has not caused, or allowed to be caused or permitted, either by action or inaction, a Release or Discharge, or threatened Release or Discharge, of any Hazardous Substance on, into or beneath the surface of any parcel of the Owned Properties or the Leased Premises. To the best of their knowledge, there has not occurred, nor is there presently occurring, a Release or Discharge, or threatened Release or Discharge, of any Hazardous Substance on, into or beneath the surface of any parcel of the Owned Properties or the Leased Premises. For purposes of this Section, the terms "Release" and "Discharge" shall have the meanings given them in the Environmental, Health and Safety Laws.

     (g) To the best of their knowledge, EMCO has not generated, handled, manufactured, treated, stored, used, shipped, transported, transferred, or disposed of, nor has it allowed or arranged, by contract, agreement or otherwise, for any third parties to generate, handle, manufacture, treat, store, use, ship, transport, transfer or dispose of, any Hazardous Substance or other Waste to or at a site which, pursuant to CERCLA or any similar state law (i) has been placed on the National Priorities List or its state equivalent; or (ii) the Environmental Protection Agency or the relevant state agency has notified EMCO that it has proposed or is proposing to place on the National Priorities List or its state equivalent. Neither EMCO nor the EMCO

Shareholders has received notice, and neither EMCO nor the EMCO Shareholders have knowledge of any facts which could give rise to any notice, that EMCO is a potentially responsible party for a federal or state environmental cleanup site or for corrective action under CERCLA, RCRA or any other applicable Environmental Health and Safety Laws. To the best of their knowledge, EMCO has not submitted nor was required to submit any notice pursuant to Section 103(c) of CERCLA with respect to the Leased Premises or the Owned Properties. EMCO has not received any written or oral request for information in connection with any federal or state environmental cleanup site, or in connection with any of the real property or premises where EMCO has transported, transferred or disposed of other Wastes. EMCO has not been required to and has not undertaken any response or remedial actions or clean-up actions of any kind at the request of any Governmental Authorities or at the request of any other third party. To the best of their knowledge, EMCO has no liability under any Environmental, Health and Safety Laws for personal injury, property damage, natural resource damage, or clean up obligations.

     (h) Except as set forth on Schedule 3.13, EMCO does not use, nor has it used, any Aboveground Storage Tanks or Underground Storage Tanks, and, to the best of their knowledge, there are not now nor have there ever been any Underground Storage Tanks. For purposes of this Section 3.13, the terms "Aboveground Storage Tanks" and "Underground Storage Tanks" shall have the meanings given them in Section 6901 et seq., as amended, of RCRA, or any applicable state or local statute, law, ordinance, code, rule, regulation, order ruling, or decree governing Aboveground Storage Tanks or Underground Storage Tanks.

     (i) Schedule 3.13 identifies (i) all environmental audits, assessments or occupational health studies undertaken by EMCO or its agents or, to the knowledge of EMCO or the EMCO Shareholders, undertaken by any Governmental Authority, or any third party, relating to or affecting EMCO or any of the Leased Premises or the Owned Properties; (ii) the results of any ground, water, soil, air or asbestos monitoring undertaken by EMCO or its agents or, to the knowledge of EMCO or the EMCO Shareholders, undertaken by any Governmental Authority or any third party, relating to or affecting EMCO or any of the Leased Premises or the Owned Properties; (iii) all written communications between EMCO and any Governmental Authority arising under or related to Environmental, Health and Safety Laws; and (iv) all citations issued under OSHA, or similar state or local statutes, laws, ordinances, codes, rules, regulations, orders, rulings, or decrees, relating to or affecting either of EMCO or any of the Leased Premises or the Owned Properties.

     (j) To the best of their knowledge, Schedule 3.13 contains a list of the assets of EMCO which contain "asbestos" or "asbestos-containing material" (as such terms are identified under the Environmental, Health and Safety Laws).
Schedule 3.13 also identifies (i) the degree of friability of all existing asbestos and asbestos-containing material and (ii) all actions taken by EMCO, directly or indirectly, or by any of their agents, employees, representatives or contractors with respect to asbestos or asbestos-containing materials, including but not limited to all methods and manner of abatement, removal, containment, encapsulation, repair, maintenance, renovation, demolition, salvage, installation, storage, transportation, disposal, monitoring, spill/emergency clean-up, protective health and safety measures and training of personnel (whether employees or independent contractors or otherwise). Except as set forth in Schedule 3.13, to the best of their knowledge, EMCO has operated and continues to operate in compliance with all Environmental, Health & Safety Laws governing the handling, use and exposure to and disposal of asbestos or asbestos-containing materials. Except as set forth in Schedule 3.13, there are no claims, actions, suits, governmental investigations or proceedings before any Governmental Authority or third party pending, or, to the best of their knowledge, threatened against or directly affecting EMCO, or any of its assets or operations relating to the use, handling or exposure to and disposal of asbestos or asbestos-containing materials in connection with their assets and operations.

     (k) As used in this Agreement, "Environmental, Health and Safety Laws" means all federal, state, regional or local statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings, and changes or ordinances or judicial or administrative interpretations thereof, whether currently in existence or hereafter enacted or promulgated, any of which govern (or purport to govern) or relate to pollution, protection of the environment, public health and safety, air emissions, water discharges, hazardous or toxic substances, solid or hazardous waste or occupational health and safety, as any of these terms are or may be defined in such statutes, laws, rules, regulations, codes, orders, plans, injunctions, decrees, rulings and changes or ordinances, or judicial or administrative interpretations thereof, including, without limitation, RCRA, CERCLA, the Hazardous Materials Transportation Act, the Toxic Substances Control Act, the Clean Air Act, the Clean Water Act, FIFRA, EPCRA and OSHA.

     (l) Schedule 3.13 identifies the operations and activities, and locations thereof, which have been conducted and are being conducted by EMCO on any of the Owned Properties or the Leased Premises which have involved the generation, accumulation, storage, treatment, transportation, labelling, handling, manufacturing, use, spilling, leaking, dumping, discharging, release or disposal of Hazardous Substances.

     (m) To the best of their knowledge, Schedule 3.13 identifies the locations to which EMCO has transferred, transported, hauled, moved, or disposed of Waste to a SuperFund site.

     (n) As used in this Section 3.13, the term "EMCO" is deemed to refer to EMCO, any of its subsidiaries, and EMCO Recycling, L.L.C. (a predecessor-in-interest).

     3.14 Real Estate.

     (a) EMCO does not own any real property or any interest therein except as set forth on Schedule 3.14(a) (the "Owned Properties"), which Schedule sets forth the location and size of, and principal improvements and buildings on, the Owned Properties. Except as set forth on Schedule 3.14(a), with respect to each such parcel of Owned Property:

          (i) EMCO has good and marketable title to the parcel of Owned Property, free and clear of any Lien other than (x) liens for real estate taxes not yet due and payable; (y) recorded easements, covenants, and other restrictions which do not impair the current use, occupancy or value of the property subject thereto, and (z) encumbrances and restrictions described in the title insurance policies listed on Schedule 3.14(a), all of which policies have been previously delivered to GPAR.

          (ii) there are no pending or, to the best of their knowledge, threatened condemnation proceedings, suits or administrative actions relating to the Owned Properties or other matters affecting adversely the current use, occupancy or value thereof;

          (iii) to the best of their knowledge, the legal descriptions for the parcels of Owned Property contained in the deeds thereof describe such parcels fully and adequately; the buildings and improvements are located within the boundary lines of the described parcels of land, are not in violation of applicable setback requirements, local comprehensive plan provisions, zoning laws and ordinances (and none of the properties or buildings or improvements thereon are subject to "permitted non-conforming use" or "permitted non-conforming structure" classifications), building code requirements, permits, licenses or other forms of approval by any Governmental Authority, and do not encroach on any easement which may burden the land; the land does not serve any adjoining property for any purpose inconsistent with the use of the land; and the Owned Properties are not located within any flood plain (such that a mortgagee would require a mortgagor to obtain flood insurance) or subject to any similar type restriction for which any permits or licenses necessary to the use thereof have not been obtained;

          (iv) to the best of their knowledge, all facilities have received all approvals of Governmental Authorities (including licenses and permits) required in connection with the ownership or operation thereof and have been operated and maintained in accordance with applicable laws, ordinances, rules and regulations;

          (v) there are no Contracts granting to any party or parties the right of use or occupancy of any portion of the parcels of Owned Property, except as set forth on Schedule 3.14(a);

          (vi) there are no outstanding options or rights of first refusal to purchase the parcels of Owned Property, or any portion thereof or interest therein;

          (vii) there are no parties (other than EMCO and its subsidiaries) in possession of the parcels of Owned Property, other than tenants under any leases disclosed in Schedule 3.14(a) who are in possession of space to which they are entitled;

          (viii) all facilities located on the parcels of Owned Property are supplied with utilities and other services necessary for the operation of such facilities, including gas, electricity, water, telephone, sanitary sewer and storm sewer, all of which services, to the best of their knowledge, are adequate in accordance with all applicable laws, ordinances, rules and regulations, and, to the best of their knowledge, are provided via public roads or via permanent, irrevocable, appurtenant easements benefitting the parcels of Owned Property;

          (ix) each parcel of Owned Property abuts on and has direct vehicular access to a public road, or has access to a public road via a permanent, irrevocable, appurtenant easement benefitting the parcel of Owned Property; access to the property is provided by paved public right-of-way; and there is no pending or, to the best of their knowledge, threatened termination of the foregoing access rights;

          (x) to the best of their knowledge, all improvements and buildings on the Owned Property are in good repair and are safe for occupancy and use, free from termites or other wood-destroying organisms; the roofs thereof are watertight; and the structural components and systems (including plumbing, electrical, air conditioning/heating, and sprinklers) are in good working order and adequate for the use of such Owned Property in the manner in which presently used; and

          (xi) there are no service contracts, management agreements or similar agreements which affect the parcels of Owned Property, except as set forth on Schedule 3.14(a).

     (b) Schedule 3.14(b) sets forth a list of all leases, licenses or similar agreements ("Leases") to which EMCO is a party (copies of which have previously been furnished to GPAR), in each case, setting forth (A) the lessor and lessee thereof and the date and term of each of the Leases, (B) the legal description or street address of each property covered thereby, and (C) a brief description (including size and function) of the principal improvements and buildings thereon (the "Leased Premises"), all of which, to the best of their knowledge, are within the property set-back and building lines of the respective property. The Leases are in full force and effect and have not been amended except as set forth on Schedule 3.14(b), and no party thereto is in default or breach under any such Lease. No event has occurred which, with the passage of time or the giving of notice or both, would cause a material breach of or default under any of such Leases. There is no breach or anticipated breach by any other party to such Leases. Except as set forth on Schedule 3.14(b), with respect to each such Leased Premises:

          (i) EMCO has valid leasehold interests in the Leased Premises, which leasehold interests are free and clear of any Liens, covenants and easements or title defects of any nature whatsoever;

          (ii) To the best of their knowledge, the portions of the buildings located on the Leased Premises that are used in the business of EMCO are each in good repair and condition, normal wear and tear excepted, and are in the aggregate sufficient to satisfy EMCO's current and reasonably anticipated normal business activities as conducted thereat;

          (iii) Each of the Leased Premises (a) has direct access to public roads or access to public roads by means of a perpetual access easement, such access being sufficient to satisfy the current and reasonably anticipated normal transportation requirements of EMCO's business as presently conducted at such parcel; and (b) is served by all utilities in such quantity and quality as are sufficient to satisfy the current normal business activities as conducted at such parcel; and

          (iv) EMCO has not received notice of (a) any condemnation proceeding with respect to any portion of the Leased Premises or any access thereto, and no such proceeding is contemplated by any Governmental Authority; or
     (b) any special assessment which may affect any of the Leased Premises, and, to the best of their knowledge, no such special assessment is contemplated by any Governmental Authority.

     3.15 Good Title to and Condition of Assets

     (a) Except as set forth on Schedule 3.15, EMCO has good and marketable title to all of its Assets (as hereinafter defined), free and clear of any Liens or restrictions on use. For purposes of this Agreement, the term "Assets" means all of the properties and assets of EMCO, other than the Owned Properties and the Leased Premises, whether personal or mixed, tangible or intangible, wherever located.

     (b) To the best of their knowledge, the Fixed Assets (as hereinafter defined) currently in use or necessary for the business and operations of EMCO are in good operating condition, normal wear and tear excepted. For purposes of this Agreement, the term "Fixed Assets" means all vehicles, machinery, equipment, tools, supplies, leasehold improvements, furniture and fixtures used by or located on the premises of EMCO or set forth on the Current Balance Sheet or acquired by EMCO since the date of the Current Balance Sheet. Schedule 3.15 lists the vehicles owned, leased or used by EMCO, setting forth the make, model, description of body and chassis, vehicle identification number, and year of manufacture, and for each vehicle, whether it is owned or leased, and if owned, the name of any lienholder and the amount of the lien, and if leased, the name of the lessor and the general terms of the lease, and, whether owned or leased, if it is used to transport, transfer, handle, dispose or haul Waste materials.

     3.16 Compliance with Laws.

     (a) To the best of their knowledge, EMCO is and has been in compliance with all laws, regulations and orders applicable to it, its business and operations (as conducted by it now and in the past), the Assets, the Owned Properties and the Leased Premises and any other properties and assets (in each case owned or used by it now or in the past). Except as set forth on Schedule 3.16, EMCO has not been cited, fined or otherwise notified of any asserted past or present failure to comply with any laws, regulations or orders and no proceeding with respect to any such violation is pending or threatened.

     (b) EMCO has not made any payment of funds in connection with their business which is prohibited by law, and no funds have been set aside to be used in connection with their business for any payment prohibited by law.

     (c) To the best of their knowledge, EMCO is and at all times has been in full compliance with the terms and provisions of the Immigration Reform and Control Act of 1986, as amended (the "Immigration Act"). To the best of their knowledge, with respect to each Employee (as defined in 8 C.F.R. 274a.1(f)) of EMCO for whom compliance with the Immigration Act as employer is required, EMCO has on file a true, accurate and complete copy of (i) each Employee's Form I-9 (Employment Eligibility Verification Form) and (ii) all other records, documents or other papers prepared, procured and/or retained by EMCO pursuant to the Immigration Act. EMCO has not been cited, fined, served with a Notice of Intent to Fine or with a Cease and Desist Order, nor has any action or administrative proceeding been initiated or threatened against it, by the Immigration and Naturalization Service by reason of any actual or alleged failure to comply with the Immigration Act.

     (d) EMCO is not subject to any Contract, decree or injunction which restricts the continued operation of any business or the expansion thereof to other geographical areas, customers and suppliers or lines of business.

     3.17 Labor and Employment Matters. Schedule 3.17 sets forth the name, address, social security number and current rate of compensation of each of the employees of EMCO. EMCO is not a party to or bound by any collective bargaining agreement or any other agreement with a labor union, and there has been no effort by any labor union during the 24 months prior to the date hereof to organize any employees of EMCO into one or more collective bargaining units. There is no pending or, to the best of their knowledge, threatened labor dispute, strike or work stoppage which affects or which may affect the business of EMCO which may interfere with its continued operations. EMCO has not within the last 24 months committed any unfair labor practice as defined in the National Labor Relations Act, as amended, and there is no pending or, to the best of their knowledge, threatened charge or complaint against EMCO by or with the National Labor Relations Board or any representative thereof. There has been no strike, walkout or work stoppage involving any of the employees of EMCO during the 24 months prior to the date hereof. None of the EMCO Shareholders is aware that any executive or key employee or group of employees has any plans to terminate his, her or their employment with EMCO as a result of this Agreement or otherwise. Schedule 3.17 contains detailed information about each contract, agreement or plan of the following nature, whether formal or informal, and whether or not in writing, to which EMCO is a party or under which it has an obligation: (i) employment agreements, (ii) employee handbooks, policy statements and similar plans, (iii) noncompetition agreements, and (iv) consulting agreements. To the best of their knowledge, and except for the Americans with Disabilities Act, as amended, EMCO has complied with applicable laws, rules and regulations relating to employment, civil rights and equal employment opportunities, including but not limited to, the Civil Rights Act of 1964, and the Fair Labor Standards Act.

     3.18 Employee Benefit Plans.

     (a) Employee Benefit Plans. Schedule 3.18 contains a list setting forth each employee benefit plan or arrangement of EMCO, including but not limited to employee pension benefit plans, as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), multiemployer plans, as defined in Section 3(37) of ERISA, employee welfare benefit plans, as defined in Section 3(1) of ERISA, deferred compensation plans, stock option plans, bonus plans, stock purchase plans, hospitalization, disability and other insurance plans, severance or termination pay plans and policies, whether or not described in Section 3(3) of ERISA, in which employees, their spouses or dependents, of EMCO participate ("Employee Benefit Plans") (true and accurate copies of which, together with the most recent annual reports on Form 5500 and summary plan descriptions with respect thereto, were furnished to GPAR).

     (b) Compliance with Law. To the best of their knowledge, with respect to each Employee Benefit Plan (i) each has been administered in all material respects in compliance with its terms and with all applicable laws, including, but not limited to, ERISA and the Internal Revenue Code of 1986, as amended (the "Code"); (ii) no actions, suits, claims or disputes are pending, or threatened;
(iii) no audits, inquiries, reviews, proceedings, claims, or demands are pending with any governmental or regulatory agency; (iv) there are no facts which could give rise to any material liability in the event of any such investigation, claim, action, suit, audit, review, or other proceeding; (v) all material reports, returns, and similar documents required to be filed with any governmental agency or distributed to any plan participant have been duly or timely filed or distributed; and (vi) no "prohibited transaction" has occurred within the meaning of the applicable provisions of ERISA or the Code.

     (c) Qualified Plans. With respect to each Employee Benefit Plan intended to qualify under Code Section 401(a) or 403(a) (i) the Internal Revenue Service has issued a favorable determination letter, true and correct copies of which have been furnished to GPAR, that such plans are qualified and exempt from federal income taxes; (ii) no such determination letter has been revoked nor has revocation been threatened, nor has any amendment or other action or omission occurred with respect to any such plan since the date of its most recent determination letter or application therefor in any respect which would adversely affect its qualification or materially increase its costs; (iii) no such plan has been amended in a manner that would require security to be provided in accordance with Section 401(a)(29) of the Code; (v) no reportable event (within the meaning of Section 4043 of ERISA) has occurred, other than one for which the 30-day notice requirement has been waived; and (v) as of the Effective Date, the present value of all liabilities that would be "benefit liabilities" under Section 4001(a)(16) of ERISA if benefits described in Code
Section 411(d)(6)(B) were included will not exceed the then current fair market value of the assets of such plan (determined using the actuarial assumptions used for the most recent actuarial valuation for such plan); (vi) except as disclosed on Schedule 3.18, all contributions to, and payments from and with respect to such plans, which may have been required to be made in accordance with such plans and, when applicable, Section 302 of ERISA or Section 412 of the Code, have been timely made; (vii) all such contributions to the plans, and all payments under the plans (except those to be made from a trust qualified under Section 401(a) of the Code) and all payments with respect to the plans (including, without limitation, PBGC and insurance premiums) for any period ending before the Closing Date that are not yet, but will be, required to be made are properly accrued and reflected on the Current Balance Sheet or are disclosed on Schedule 3.18.

     (d) Multiemployer Plans. With respect to any multiemployer plan, as described in Section 4001(a)(3) of ERISA ("MPPA Plan") (i) all contributions required to be made with respect to employees of EMCO have been timely paid;
(ii) EMCO has not incurred or is expected to incur, directly or indirectly, any withdrawal liability under ERISA with respect to any such plan (whether by reason of the transactions contemplated by the Agreement or otherwise); (iii) Schedule 3.18 sets forth (A) the withdrawal liability under ERISA to each MPPA Plan, (B) the date as of which such amount was calculated, and (C) the method for determining the withdrawal liability; and (iv) no such plan is (or is expected to be) insolvent or in reorganization and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists or is expected to exist with respect to any such plan.

     (e) Welfare Plans. Other than as disclosed in Schedule 3.18, (i) EMCO is not obligated under any employee welfare benefit plan as described in Section 3(1) of ERISA ("Welfare Plan"), whether or not disclosed in Schedule 3.18, to provide medical or death benefits with respect to any employee or former employee of EMCO or its predecessors after termination of employment; (ii) EMCO has complied with the notice and continuation coverage requirements of Section 4980B of the Code and the regulations thereunder with respect to each Welfare Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income taxes remains, open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code, and (iii) there are no reserves, assets, surplus or prepaid premiums under any Welfare Plan which is an Employee Benefit Plan. The consummation of the transactions contemplated by this Agreement will not entitle any individual to severance pay, and, will not accelerate the time of payment or vesting, or increase the amount of compensation, due to any individual.

     (f) Controlled Group Liability. EMCO nor any entity that would be aggregated with it under Code Section 414(b), (c), (m) or (o): (i) has ever terminated or withdrawn from an employee benefit plan under circumstances resulting (or expected to result) in liability to the Pension Benefit Guaranty Corporation ("PBGC"), the fund by which the employee benefit plan is funded, or any employee or beneficiary for whose benefit the plan is or was maintained (other than routine claims for benefits); (ii) has any assets subject to (or expected to be subject to) a lien for unpaid contributions to any employee benefit plan; (iii) has failed to pay premiums to the PBGC when due; (iv) is subject to (or expected to be subject to) an excise tax under Code Section 4971;
(v) has engaged in any transaction which would give rise to liability under
Section 4069 or Section 4212(c) of ERISA; or (vi) has violated Code Section 4980B or Section 601 through 608 of ERISA.

     (g) Other Liabilities. Except as set forth on Schedule 3.18, (i) none of the Employee Benefit Plans obligates EMCO to pay separation, severance, termination or similar benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change of control" (as such term is defined in Section 280G of the Code), (ii) all required or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements, or accruals for all periods ending prior to or as of the Effective Date shall have been made or properly accrued on the Current Balance Sheet or will be properly accrued on the books and records of EMCO as of the Effective Date, and (iii) none of the Employee Benefit Plans has any unfunded liabilities which are not reflected on the Current Balance Sheet or the books and records of EMCO.

     3.19 Tax Matters. Except as set forth in Schedule 3.19 hereto, all Tax Returns required to be filed prior to the date hereof with respect to EMCO or any of its income, properties, franchises or operations have been filed, to the best of their knowledge, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true and accurate in all respects. To the best of their knowledge, all Taxes due and payable by or with respect to EMCO have been paid or accrued on the Current Balance Sheet or will be accrued on its books and records as of the Closing. Except as set forth in Schedule 3.19 hereto: (i) with respect to each taxable period of EMCO, no taxable period has been audited by the relevant taxing authority; (ii) no deficiency or proposed adjustment which has not been settled or otherwise resolved for any amount of Taxes has been asserted or assessed by any taxing authority against EMCO; (iii) EMCO has not consented to extend the time in which any Taxes may be assessed or collected by any taxing authority;
(iv) EMCO has not requested or been granted an extension of the time for filing any Tax Return to a date later than the Effective Time; (v) there is no action, suit, taxing authority proceeding, or audit or claim for refund now in progress, pending or, to the best of their knowledge, threatened against or with respect to EMCO regarding Taxes; (vi) EMCO has not made an election or filed a consent under Section 341(f) of the Code (or any corresponding provision of state, local or foreign law) on or prior to the Effective Time; (vii) there are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of EMCO; (viii) EMCO will not be required (A) as a result of a change in method of accounting for a taxable period ending on or prior to the Effective Date, to include any adjustment under Section 481(c) of the Code (or any corresponding provision of state, local or foreign law) in taxable income for any taxable period (or portion thereof) beginning after the Effective Time or (B) as a result of any "closing agreement," as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign law), to include any item of income or exclude any item of deduction from any taxable period (or portion thereof) beginning after the Effective Time; (ix) EMCO is not a party to or bound by any tax allocation or tax sharing agreement or has any current or potential contractual obligation to indemnify any other Person with respect to Taxes; (x) to the best of their knowledge, no taxing authority will claim or assess any additional Taxes against EMCO for any period for which Tax Returns have been filed; (xi) to the best of their knowledge, EMCO has not made any payments, and is or will not become obligated (under any contract entered into on or before the Effective Date) to make any payments, that will be non-deductible under Section 280G of the Code (or any corresponding provision of state, local or foreign law); (xii) EMCO has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (or any corresponding provision of state, local or foreign law) during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code (or any corresponding provision of state, local or foreign law); (xiii) no claim has ever been made by a taxing authority in a jurisdiction where EMCO does not file Tax Returns that is or may be subject to Taxes assessed by such jurisdiction; and (xiv) EMCO does not have any permanent establishment in any foreign country, as defined in the relevant tax treaty between the United States of America and such foreign country; (xv) true, correct and complete copies of all income and sales Tax Returns filed by or with respect to EMCO for the past two years have been furnished or made available to GPAR; (xvi) to the best of their knowledge, EMCO will not be subject to any Taxes for the period ending at the Effective Time for any period for which a Tax Return has not been filed imposed pursuant to Section 1374 or Section 1375 of the Code (or any corresponding provision of state, local or foreign law); and (xvii) to the best of their knowledge, no sales or use tax or property transfer tax (other than sales tax on aircraft, boats, mobile homes and motor vehicles), non-recurring intangibles tax, documentary stamp tax or other excise tax (or comparable tax imposed by any governmental entity) will be payable by EMCO or GPAR by virtue of the transactions completed in this Agreement.

     3.20 Insurance. EMCO is covered by valid, outstanding and enforceable policies of insurance issued to it by reputable insurers covering its properties, assets and businesses against risks of the nature normally insured against by corporations in the same or similar lines of business and in coverage amounts typically and reasonably carried by such corporations (the "Insurance Policies"). Such Insurance Policies are in full force and effect, and all premiums due thereon have been paid. As of the Effective Time, each of the Insurance Policies will be in full force and effect. None of the Insurance Policies will lapse or terminate as a result of the transactions contemplated by this Agreement. EMCO has complied with the provisions of such Insurance Policies. Schedule 3.20 contains (i) a complete and correct list of all Insurance Policies and all amendments and riders thereto (copies of which have been provided to GPAR) and (ii) a detailed description of each pending claim under any of the Insurance Policies for an amount in excess of $50,000 that relates to loss or damage to the properties, assets or businesses of EMCO. EMCO has not failed to give, in a timely manner, any notice required under any of the Insurance Policies to preserve its rights thereunder.

     3.21 Receivables. To the best of their knowledge, all of the Receivables (as hereinafter defined) are valid and legally binding, represent bona fide transactions and arose in the ordinary course of business of EMCO. To the best of their knowledge, all of the Receivables are good and collectible receivables, and will be collected in full in accordance with the terms of such receivables (and in any event within six months following the Closing), without setoff or counterclaims, subject to the allowance for doubtful accounts, if any, set forth on the Current Balance Sheet as reasonably adjusted since the date of the Current Balance Sheet in the ordinary course of business consistent with past practice. For purposes of this Agreement, the term "Receivables" means all receivables of EMCO, including all trade account receivables arising from the provision of services or sale of inventory, notes receivable (including the note from Copperstate), and insurance proceeds receivable.

     3.22 Licenses and Permits. EMCO possesses all material licenses and required governmental or official approvals, permits or authorizations (collectively, the "Permits") for its businesses and operations, including the operation of the Owned Properties and Leased Premises, which Permits are listed on Schedule 3.22. All such Permits are valid and in full force and effect, EMCO is in substantial compliance with the requirements thereof, and no proceeding is pending or, to the best of their knowledge, threatened to revoke or amend any of them. None of such Permits is or will be impaired or in any way affected by the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     3.23 Adequacy of the Assets; Relationships with Customers and Suppliers; Affiliated Transactions. The Assets, Owned Properties and Leased Premises constitute, in the aggregate, all of the assets and properties necessary for the conduct of the business of EMCO in the manner in which and to the extent to which such business is currently being conducted. To the best of their knowledge, no current supplier to EMCO of items essential to the conduct of its business will or has threatened to terminate its business relationship with it for any reason. Except as set forth on Schedule 3.23, EMCO does not have any direct or indirect interest in any customer, supplier or competitor of EMCO, or in any person from whom or to whom EMCO leases real or personal property. Except as set forth on Schedule 3.23, no officer, director or shareholder of EMCO, nor any person related by blood or marriage to any such person, nor any entity in which any such person owns any beneficial interest, is a party to any Contract or transaction with EMCO or has any interest in any property used by EMCO.

     3.24 Intellectual Property. To the best of their knowledge, EMCO has full legal right, title and interest in and to all trademarks, servicemarks, tradenames, copyrights, know-how, patents, trade secrets, licenses (including licenses for the use of computer software programs), and other intellectual property used in the conduct of its business (the "Intellectual Property"). To the best of their knowledge, the conduct of the business of EMCO as presently conducted, and the unrestricted conduct and the unrestricted use and exploitation of the Intellectual Property, does not infringe or misappropriate any rights held or asserted by any Person, and no Person is infringing on the Intellectual Property. To the best of their knowledge, no payments are required for the continued use of the Intellectual Property. To the best of their knowledge, none of the Intellectual Property has ever been declared invalid or unenforceable, or is the subject of any pending or threatened action for opposition, cancellation, declaration, infringement, or invalidity, unenforceability or misappropriation or like claim, action or proceeding.

     3.25 Contracts. Schedule 3.25 sets forth a list of each Contract to which EMCO is a party or by which its properties and assets are bound and which is material to its business, assets, properties or prospects (the "Designated Contracts"), true and correct copies of which have been provided to GPAR. The copy of each Designated Contract furnished to GPAR is a true and complete copy of the document it purports to represent and reflects all amendments thereto made through the date of this Agreement. To the best of their knowledge, except as set forth on Schedule 3.25, EMCO has not violated any of the material terms or conditions of any Designated Contract or any term or condition which would permit termination or material modification of any Designated Contract, and all of the covenants to be performed by any other party thereto have been fully performed and there are no claims for breach or indemnification or notice of default or termination under any Designated Contract. Except as set forth on
Schedule 3.25, no event has occurred which constitutes, or after notice or the passage of time, or both, would constitute, a material default by EMCO under any Designated Contract, and no such event has occurred which constitutes or would constitute a material default by any other party. EMCO is not subject to any liability or payment resulting from renegotiation of amounts paid it under any Designated Contract. As used in this Section, Designated Contracts shall include, without limitation, (a) loan agreements, indentures, mortgages, pledges, hypothecations, deeds of trust, conditional sale or title retention agreements, security agreements, equipment financing obligations or guaranties, or other sources of contingent liability in respect of any indebtedness or obligations to any other Person, or letters of intent or commitment letters with respect to same; (b) contracts obligating EMCO to purchase or sell products or services, excluding standard scrap metal purchase or sale contracts entered into in the ordinary course of business which are less than six months in duration or amount to less than $50,000.00; (c) leases of real property, and leases of personal property not cancelable without penalty on notice of sixty (60) days or less or calling for payment of an annual gross rental exceeding Twenty-Five Thousand Dollars ($25,000.00); (d) distribution, sales agency or franchise or similar agreements, or agreements providing for an independent contractor's services, or letters of intent with respect to same; (e) employment agreements, management service agreements, consulting agreements, confidentiality agreements, noncompetition agreements and any other agreements relating to any employee, officer or director of EMCO; (f) licenses, assignments or transfers of trademarks, trade names, service marks, patents, copyrights, trade secrets or know how, or other agreements regarding proprietary rights or intellectual property; (g) any Contract relating to pending capital expenditures by EMCO; and (h) other material Contracts or understandings, irrespective of subject matter and whether or not in writing, not entered into in the ordinary course of business by EMCO and not otherwise disclosed on the Schedules.

     3.26 Customer Lists and Recurring Revenue. Schedule 3.26 is a true, correct and complete list of EMCO's ten largest customers ("Material Customers") and suppliers together with the applicable percentage of total sales or purchases, as applicable. True, correct and complete copies of any agreements with such customers or suppliers which are anticipated to endure beyond the Closing have been furnished by the EMCO Shareholders to GPAR. Schedule 3.26 sets forth each Material Customer's name, address, account number, term of franchise or agreement, billing cycle, type of service and rates charged.

     3.27 Accuracy of Information Furnished by the Shareholders. To the best of their knowledge, no representation, statement or information made or furnished by the EMCO Shareholders to GPAR or any of GPAR's representatives, including those contained in this Agreement and the various Schedules attached hereto and the other information and statements referred to herein and previously furnished by EMCO and EMCO Shareholders, contains or shall contain any untrue statement of a material fact or omits or shall omit any material fact necessary to make the information contained therein not misleading. The EMCO Shareholders have provided GPAR with true, accurate and complete copies of all documents listed or described in the various Schedules attached hereto.

     3.28 Investment Intent; Accredited Investor Status; Securities
Documents. Each of the EMCO Shareholders is acquiring the GPAR Shares hereunder for his, her or its own account for investment and not with a view to, or for the sale in connection with, any distribution of any of the GPAR Shares, except in compliance with applicable state and federal securities laws. Each of the EMCO Shareholders has been provided, to its or his satisfaction, the opportunity to discuss the transactions contemplated hereby with GPAR and has had the opportunity to obtain such information pertaining to the GPAR Companies as has been requested, including but not limited to filings made by GPAR with the SEC under the Exchange Act. Each of the EMCO Shareholders (except Copperstate) is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act. Each EMCO Shareholder has such knowledge and experience in business and financial matters that he, she or it is capable of evaluating the merits and risks of an investment in the GPAR Shares, and is capable of bearing the economic risks of such investment and is able to bear a complete loss of his or its investment in the GPAR Shares. The EMCO Shareholders acknowledge that the GPAR Shares have not been registered under the Securities Act and understand that the GPAR Shares must be held indefinitely unless they are subsequently registered under the Securities Act or such sale is permitted pursuant to an available exemption from such registration requirement.

     3.29 Business Locations. As of the date hereof, EMCO has no office or place of business other than as identified on Schedules 3.14(a) and 3.14(b) and EMCO's principal place of business and chief executive office (as such terms are used in subsection 9-401 of the Uniform Commercial Code as enacted in the State of Arizona as of the date hereof) are indicated on Schedule 3.14(a) or 3.14(b), and, all locations where the equipment, inventory, chattel paper and books and records of EMCO are located as of the date hereof are fully identified on Schedules 3.14(a) and 3.14(b).

     3.30 Names; Prior Acquisitions. All names under which EMCO does business as of the date hereof are specified on Schedule 3.30. Except as set forth on
Schedule 3.30, EMCO has not changed its name or used any assumed or fictitious name, or been the surviving entity in a merger, acquired any business or changed its principal place of business or chief executive office, within the past three years.

     3.31 No Commissions. Neither EMCO nor the EMCO Shareholders have incurred any obligation for any finder's or broker's or agent's fees or commissions or similar compensation in connection with the transactions contemplated hereby.

     3.32 Inventory. To the best of their knowledge, all Assets that consist of inventory (including raw materials and work-in-progress) (a) were acquired in the ordinary course of business consistent with past practice; (b) are of a quality, quantity, and condition useable or saleable in the ordinary course of business within EMCO's normal inventory turnover experience; and (c) are valued at the lower of cost or net realizable market value. EMCO has no material liability with respect to the return or repurchase of any goods in the possession of any customer.

                                   ARTICLE IV

                     CONDUCT OF BUSINESS PENDING THE MERGER

     4.1 Conduct of Business by EMCO Pending the Merger.  Except as set forth on
Schedule 4.1, EMCO covenants and agrees that, between the date of this Agreement and the Effective Time, the business of EMCO shall be conducted only in, and EMCO shall not take any action except in, the ordinary course of business, consistent with past practice. EMCO shall use its best efforts to preserve intact its business organization, to keep available the services of its current officers, employees and consultants, and to preserve its present relationships with customers, suppliers and other persons with which it has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, EMCO shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do or propose or agree to do any of the following without the prior written consent of GPAR:

          (a) amend or otherwise change its articles of incorporation or bylaws;

          (b) issue, sell, pledge, dispose of, encumber, or, authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of its capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of it or (ii) any of its assets, tangible or intangible, except in the ordinary course of business consistent with past practice;

          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

          (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (e) (i) acquire (including, without limitation, for cash or shares of stock, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership or other business organization or division thereof or any assets, or make any investment either by purchase of stock or securities, contributions of capital or property transfer, or, except in the ordinary course of business, consistent with past practice, purchase any property or assets of any other Person, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, or (iii) enter into any Contract other than in the ordinary course of business, consistent with past practice;

          (f) increase the compensation payable or to become payable to its officers or directors, or, except as presently bound to do, grant any severance or termination pay to, or enter into any employment or severance agreement with, any of its directors or officers, or establish, adopt, enter into or amend or take any action to accelerate any rights or benefits under any collective bargaining, bonus, profit sharing, trust, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors or officers;

          (g) take any action other than in the ordinary course of business and in a manner consistent with past practice with respect to accounting policies or procedures;

          (h) pay, discharge or satisfy any existing claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of due and payable liabilities reflected or reserved against in its financial statements, as appropriate, or liabilities incurred after the date hereof in the ordinary course of business and consistent with past practice;

          (i) increase or decrease prices charged to its customers, except for previously announced price changes or except in the ordinary course of business, or take any other action which might reasonably result in any material increase in the loss of customers through non-renewal or termination of contracts or other causes; or

          (j) agree, in writing or otherwise, to take or authorize any of the foregoing actions.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Further Assurances. Each party shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.

     5.2 Compliance with Covenants. The EMCO Shareholders shall cause EMCO to comply with all of the respective covenants of EMCO under this Agreement.

     5.3 Cooperation. Each of the parties agrees to cooperate with the other in the preparation and filing of all forms, notifications, reports and information, if any, required or reasonably deemed advisable pursuant to any law, rule or regulation or the rules of any exchange on which the GPAR Common Stock is listed (the Nasdaq Stock Market) in connection with the transactions contemplated by this Agreement and to use their respective best efforts to agree jointly on a method to overcome any objections by any Governmental Authority to any such transactions.

     5.4 Access to Information. From the date hereof to the Effective Time, EMCO and GPAR shall (and shall cause its directors, officers, employees, auditors, counsel and agents to) afford each other and their officers, employees, auditors, counsel and agents reasonable access at all reasonable times to its properties, offices, and other facilities, to its officers and employees and to all books and records, and shall furnish such persons with all financial, operating and other data and information as may be requested. No information provided to or obtained by GPAR or EMCO shall affect any representation or warranty in this Agreement.

     5.5 Notification of Certain Matters. The EMCO Shareholders and GPAR shall give prompt notice to the other of the occurrence or non-occurrence of any event which would likely cause any representation or warranty contained herein to be untrue or inaccurate, or any covenant, condition, or agreement contained herein not to be complied with or satisfied.

     5.6 Tax Treatment. GPAR, EMCO, and the EMCO Shareholders will use their respective best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and will not take any action after the Merger is effected to cause the Merger to lose its tax-free status. All parties hereto agree to file the Plan of Merger with their respective federal income tax returns for the year in which the Merger is effective, and to comply with the reporting requirements of Treasury Regulation 1.368-3.

     5.7 Confidentiality; Publicity. Except as may be required by law or as otherwise permitted or expressly contemplated herein, no party hereto or their respective Affiliates, employees, agents and representatives shall disclose to any third party this Agreement or the subject matter or terms hereof without the prior consent of the other parties hereto. No press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued by any party hereto without the prior approval of the other parties, except that GPAR may make such public disclosure which it believes in good faith to be required by law or by the terms of any listing agreement with or requirements of a securities exchange (in which case GPAR will consult with George Moorehead prior to making such disclosure).

     5.8 No Other Discussions. EMCO, the EMCO Shareholders, and their respective Affiliates, employees, agents and representatives will not (i) initiate, encourage the initiation by others of discussions or negotiations with third parties or respond to solicitations by third persons relating to any merger, sale or other disposition of any substantial part of the assets, business or properties of EMCO (whether by merger, consolidation, sale of stock or otherwise) or (ii) enter into any agreement or commitment (whether or not binding) with respect to any of the foregoing transactions. The EMCO Shareholders will immediately notify GPAR if any third party attempts to initiate any solicitation, discussion or negotiation with respect to any of the foregoing transactions.

     5.9 Environmental Assessment. GPAR shall be entitled to have conducted prior to Closing an environmental assessment of the Owned Properties and Leased Premises (hereinafter referred to as "Environmental Assessment"). The Environmental Assessment may include, but not be limited to, a physical examination of the Owned Property or Leased Premises, and any structures, facilities, or equipment located thereon, soil samples, ground and surface water samples, storage tank testing, review of pertinent records, documents, and Licenses of EMCO. The EMCO Shareholders shall provide GPAR or its designated agents or consultants with the access to such property which GPAR, its agents or consultants require to conduct the Environmental Assessment. If the Environmental Assessment identifies environmental contamination which requires remediation or further evaluation under the Environmental, Health, and Safety Laws or if the results of the Environmental Assessment are otherwise not satisfactory to GPAR in its sole discretion, and if EMCO elects not to remediate or otherwise satisfy GPAR in its sole discretion, then GPAR may elect not to close the transactions contemplated by this Agreement.

     5.10 Trading in GPAR Common Stock. Except as otherwise expressly consented to by GPAR, from the date of this Agreement until the Effective Time, neither EMCO nor the EMCO Shareholders (nor any Affiliates thereof) will directly or indirectly purchase or sell (including short sales) any shares of GPAR Common Stock in any transactions effected on the Nasdaq Stock Market or otherwise.

     5.11 Election of Directors. Prior to Closing, GPAR shall cause to be held a meeting of the shareholders of GPAR for the purpose of amending its bylaws to allow the Board of Directors to fix by resolution the number of the Board of Directors on such Board. Immediately following the Closing, Donald Moorehead, Ben Jennings and Gerard Jacobs shall cause the number of the Board of Directors to be seven and shall appoint George Moorehead, Raymond Zack and Harold Rubenstein to the Board of Directors of GPAR.

     5.12 Registration Rights. If at any time during the period ending two years after the Effective Time, GPAR shall determine to file a registration statement under the Securities Act on Form S-3 (or other appropriate form for the general registration of securities) for the registration of GPAR shares, GPAR will provide written notice of such determination to the EMCO Shareholders, which notice shall specify the number of GPAR common shares GPAR intends to register. Upon the written request of any EMCO Shareholder given to GPAR within ten days after the mailing of any such notice by GPAR, GPAR will cause the GPAR Shares (including, without limitation, any shares of GPAR issued to the EMCO Shareholders upon the exercise of the $4.00 Warrants or $6.00 Warrants) to be included in such registration statement, subject to the limitations set forth below. If the number of such GPAR Shares requested to be registered by the EMCO Shareholders exceeds twenty percent (20%) of the number of total shares of GPAR proposed to be registered, GPAR will reduce such GPAR Shares for which registration was requested by EMCO Shareholders by the amount by which the GPAR Shares exceed twenty percent (20%) of the total number of Shares to be registered, on a pro rata basis according to the relation the number of GPAR Shares held by each requesting EMCO Shareholder bears to the total number of shares held by all such requesting EMCO Shareholders. Each EMCO Shareholder registering GPAR Shares pursuant to this provision agrees to execute such other agreements, documents and instruments and to take such other and further action in connection with the registration of such shares as GPAR or the underwriters may reasonably request. Notwithstanding the foregoing, GPAR may delay, withdraw or suspend the preparation or filing of any registration statement as to which it has provided notice to the EMCO Shareholders. The GPAR Board of Directors shall determine who shall pay all underwriting discounts and commissions and transfer taxes, if any, relating to the disposition of GPAR Shares pursuant to this sec. 5.12. The EMCO Shareholders agree to pay the fees and expenses of counsel to the EMCO Shareholders.

     5.13 Directors and Officers Insurance. As soon as possible following the Closing, GPAR shall either (i) obtain director and officer insurance in such amount and such coverage as is reasonably satisfactory to its then existing board of directors and officers; or (ii) shall indemnify its then existing board of directors and officers pursuant to an indemnity agreement reasonably satisfactory to such officers and directors.

     5.14 Demand Registration Rights. At any time within two (2) years after the Effective Time, on not more than one occasion, Copperstate may issue a written demand to GPAR that it register up to 300,000 shares of the GPAR Shares held by the Copperstate pursuant to a registration statement filed under the Securities Act, which notice shall specify the number of GPAR Shares Copperstate wishes to register. GPAR will use its best efforts to cause such shares to be registered, subject to the limitations set forth below. In no event whatsoever shall Copperstate have the right pursuant to this Section to registration of more than 300,000 GPAR Shares in the aggregate. Furthermore, GPAR shall not be required to register such shares if, in the reasonable opinion of GPAR or its underwriter, such registration would be materially detrimental to GPAR and/or its shareholders as a whole; provided, however, that in this event, notwithstanding the first sentence of this Section 5.14, Copperstate shall be entitled to another occasion to register such shares. Copperstate agrees to execute such other agreements, documents, and instruments and to take such other and further action in connection with the registration of such shares as GPAR or the underwriters may reasonably request. GPAR shall pay and be responsible for reasonable legal and accounting fees, filing and registration fees, incurred in order to register Copperstate's Shares pursuant to this Section. Notwithstanding the foregoing, Copperstate agrees to pay (i) all underwriting discounts and commissions and transfer taxes, if any, relating to the disposition of GPAR Shares pursuant to this Section 5.14, and (ii) the fees and expenses of counsel to Copperstate.

     5.15 Other Agreements. Upon the Closing, each party hereto that is a signatory to any of Exhibits "A" through "K" agrees to execute and deliver such Exhibit, as appropriate, to the other parties to such Exhibit, and each party who is a married individual shall cause his spouse to execute all consents requested by GPAR to consummate the transactions set forth herein.

     5.16 Loan to EMCO. Prior to Closing, GPAR shall loan EMCO up to $1,000,000, on terms and conditions mutually acceptable to Ben Jennings and George Moorehead, provided that GPAR shall have no obligation to make any loan to EMCO if GPAR's legal counsel advises GPAR that the making of such loan would or might delay the Closing.

     5.17 Ellis Metals, Inc. Ellis Metals, Inc. and EMCO have entered into a Pricing Agreement (the "Pricing Agreement") dated July 15, 1995. EMCO also loans money to Ellis Metals, Inc. from time to time; the outstanding balance of such loan (principal and all accrued interest) at any given time is herein referred to as the "Ellis Metals Debt." Harold Rubenstein, Beverly Rubenstein, The Rubenstein Family Trust, and H&S Broadway (collectively, "Seller") and GPAR have entered into a Contract of Sale (the "Contract of Sale") dated February 16, 1996 to purchase the "Stone Parcel" and the "Euclid Parcel" (as defined in the Contract of Sale) from Seller. On a quarterly basis for a period of sixty (60) months following the Closing, Harold Rubenstein shall cause Ellis Metals, Inc. to meet with EMCO and GPAR, and to agree with EMCO and GPAR upon modifications and extensions of the Pricing Agreement that shall provide GPAR with commercially reasonable rentals paid by Ellis Metals, Inc. on the Stone Parcel and the Euclid Parcel, and that shall provide EMCO with commercially reasonable profits on the Ellis Metals Debt and on its other business transactions with Ellis Metals, Inc.; provided, that EMCO and GPAR shall have the option, exercisable unilaterally by them in their discretion, to extend the Pricing Agreement and the foregoing arrangements for an additional sixty (60) months by giving written notice thereof to Harold Rubenstein and Ellis Metals, Inc.; provided further that on and after June 1, 1999, so long as the Pricing Agreement and the foregoing arrangements are in effect, EMCO and GPAR shall have the option (the "Ellis Metals Purchase Option"), exercisable unilaterally in their discretion, to purchase certain assets of Ellis Metals, Inc. pursuant to a contract which shall be substantially in the form of the draft Purchase Agreement dated February 2, 1996, attached hereto as Exhibit "L"; provided further, that the net purchase price payable by EMCO and GPAR under said Purchase Agreement shall be reduced, dollar-for-dollar, by the outstanding principal balance of the Ellis Metals Debt on the date of the purchase; and provided further, that if EMCO and GPAR for any reason do not exercise the Ellis Metals Purchase Option, then the then outstanding balance of the Ellis Metals Debt shall be due and payable upon the termination of the Pricing Agreement.

                                   ARTICLE VI

              CONDITIONS TO THE OBLIGATIONS OF THE GPAR COMPANIES

     The obligations of the GPAR Companies hereunder shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by the GPAR Companies:

     6.1 Accuracy of Representations and Warranties and Compliance with Obligations. The representations and warranties of the EMCO Shareholders contained in this Agreement shall be true and correct at and as of the Effective Time with the same force and effect as though made at and as of that time except
(i) for changes specifically permitted by or disclosed pursuant to this Agreement, and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date. Each of EMCO and the EMCO Shareholders shall have performed and complied with all of their respective obligations required by this Agreement to be performed or complied with at or prior to the Effective Time. Each of EMCO and the EMCO Shareholders shall have delivered to GPAR a certificate, dated as of the Effective Time, duly signed (in the case of EMCO, Copperstate and Empire by its President), stating that such representations and warranties are true and correct and that all such obligations have been performed and complied with.

     6.2 No Material Adverse Change or Destruction of Property. Between the date hereof and the Effective Time, (i) there shall have been no Material Adverse Change to EMCO, (ii) there shall have been no adverse federal, state or local legislative or regulatory change affecting in any material respect the services, products or business of EMCO, and (iii) none of the properties and assets of EMCO shall have been damaged by fire, flood, casualty, act of God or the public enemy or other cause (regardless of insurance coverage for such damage) which damages may have a Material Adverse Effect thereon, and there shall have been delivered to GPAR a certificate to that effect, dated the Effective Time and signed by or on behalf of EMCO.

     6.3 Corporate Certificate. The EMCO Shareholders shall have delivered to GPAR (i) copies of the articles of incorporation and bylaws of EMCO as in effect immediately prior to the Effective Time, (ii) copies of resolutions adopted by the Board of Directors and shareholders of EMCO authorizing the transactions contemplated by this Agreement, and (iii) a certificate of good standing of EMCO issued by the Corporation Commission of the State of Arizona and each other state in which it is qualified to do business as of a date not more than thirty days prior to the Effective Time, certified in each case as of the Effective Time by the Secretary as being true, correct and complete.

     6.4 Opinion of Counsel. GPAR shall have received an opinion dated as of the Effective Time from counsel for EMCO and the EMCO Shareholders, in form and substance acceptable to GPAR, to the effect that:

          (i) EMCO is a corporation duly organized and existing and in good standing under the laws of the State of Arizona and is authorized to carry on the business now conducted by it and to own or lease the properties now owned or leased by it;

          (ii) EMCO has obtained all necessary authorizations and consents of its Board of Directors and the Shareholders to effect the transactions contemplated in this Agreement, including the merger of the GPAR Merger Sub into EMCO;

          (iii) All issued and outstanding shares of capital stock of EMCO are owned as set forth on Schedule 3.5 hereto;

          (iv) Except as set forth in Schedule 3.12, such counsel has no actual knowledge (without any independent investigation of any sort) of any litigation, proceeding or investigation pending or threatened which might result in any material adverse change in the properties, business or prospects or in the condition of EMCO, or which questions the validity of this Agreement;

          (v) Such counsel has no actual knowledge (without any independent investigation of any sort) of any event has occurred or state of facts exists which would constitute a breach of any of the representations and warranties made by the EMCO Shareholders pursuant to Article III of this Agreement;

          (vi) This Agreement is a valid and binding obligation of EMCO and the EMCO Shareholders, and enforceable against each of them in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally.

     6.5 Consents. EMCO shall have received consents to the transactions contemplated hereby and waivers of rights to terminate or modify any material rights or obligations of EMCO from any person from whom such consent or waiver is required under any Designated Contract or instrument as of a date not more than ten days prior to the Effective Time, or who, as a result of the transactions contemplated hereby, would have such rights to terminate or modify such Contracts or instruments, either by the terms thereof or as a matter of law.

     6.6 Securities Laws. GPAR shall have received all necessary consents and otherwise complied with any state Blue Sky or securities laws applicable to the issuance of the GPAR Shares, in connection with the transactions contemplated hereby.

     6.7 EMCO Stock. At the Closing, each of the EMCO Shareholders shall have delivered all certificates evidencing the shares of capital stock of EMCO held by him, her or it, together with stock powers for the Held Back Shares.

     6.8 No Adverse Litigation. There shall not be pending or threatened any action or proceeding by or before any court or other governmental body which shall seek to restrain, prohibit, invalidate or collect damages arising out of the Agreement or Merger or any other transaction contemplated hereby, and which, in the judgment of GPAR, makes it inadvisable to proceed with the Agreement and Merger and other transactions contemplated hereby.

     6.9 Board Approval. The Board of Directors of the GPAR Companies shall have authorized and approved this Agreement, the Merger and transactions contemplated hereby.

     6.10 Shareholder Approval. The Shareholders of GPAR shall have authorized and approved this Agreement, the Merger and the transactions contemplated thereby.

     6.11 Employment Agreements. At or prior to the Closing, EMCO shall have entered into employment agreements (the form of which is attached hereto as Exhibit "D") with each of Raymond Zack, Gerald Zack, and David Zack.

     6.12 Ellis Metals, Inc. At or prior to the Closing, a wholly-owned subsidiary of GPAR shall have purchased or leased all or substantially all of the assets of Ellis Metals, Inc., an Arizona corporation, on terms mutually agreeable to the GPAR subsidiary and Ellis Metals, Inc.

     6.13 Fairness Opinion. GPAR shall have received from First Southwest Securities or other investment advisor a written opinion that this Agreement and the transactions set forth herein are fair to GPAR and its shareholders.

     6.14 Purchase Review. GPAR's independent public accountants shall have reviewed the assets, liabilities, and net worth of EMCO and the results of such review shall not materially adversely differ from the unaudited October 31, 1995 Financial Statements delivered to GPAR by EMCO.

     6.15 Other Closing Transactions. Prior to or at Closing, (i) Copperstate and Empire shall have transferred to EMCO all of their interest in any assets currently reflected on EMCO's unaudited balance sheet dated September 30, 1995, including the execution of any certificates of title, as appropriate, to reflect EMCO's ownership of vehicles; (ii) EMCO and each other party to such contract shall have canceled that certain Operating Agreement, Shareholders Agreement, the Lease from EMCO, L.L.C. to Copperstate, Reimbursement Agreement, February 15, 1995 letter agreement whereby Don and/or George Moorehead receive "Bonus Interest," and EMCO's Employment Agreements with Raymond Zack, David Zack and Gerald Zack; (iii) GPAR shall have received a title policy insuring its title to the real property owned by EMCO as set forth on Schedule 3.14 which shows no Liens other than Liens disclosed therein; (iv) EMCO and the Mooreheads shall restructure the Security Agreement upon terms satisfactory to all parties; (v) EMCO shall have entered into an employment agreement with George Moorehead which is acceptable to GPAR, the terms of which shall include the issuance to George Moorehead of stock options entitling him to purchase 150,000 shares of GPAR Common Stock at $4.00 per share, the options being exercisable within 10 years of the date of grant, all of which options shall be fully vested at the time of grant (on the condition that GPAR's shareholders approve an amendment to GPAR's 1995 Stock Option Plan increasing the number of shares authorized to be issued under such plan); (vi) Ellis Waste, Inc. and Empire shall have repaid to EMCO all indebtedness (if any) owing to EMCO; (vii) Copperstate shall have executed and delivered to EMCO that certain Indemnity Agreement attached hereto as Exhibit "E" and that certain Stock Pledge and Security Agreement attached hereto as Exhibit "F"; (viii) Empire and Harold Rubenstein shall have executed and delivered to GPAR and/or EMCO that certain Indemnity Agreement attached hereto as Exhibit "G"; (ix) Empire shall have executed and delivered to GPAR and/or EMCO that certain Stock Pledge and Security Agreement attached hereto as Exhibit "H"; (x) Harold Rubenstein and George Moorehead shall have executed and delivered to EMCO a noncompetition agreement in the form of Exhibit "I" attached hereto; (xi) Empire and Empire CAN dba C.A.N.S. Recycling, Inc. shall have assigned to EMCO all of their respective interests in certain leaseholds currently possessed by EMCO; (xii) Harold Rubenstein shall have entered into a consulting agreement with EMCO in the form of Exhibit "J" attached hereto; and
(xiii) GPAR shall have entered into employment agreements with T. Benjamin Jennings and Gerard M. Jacobs which are acceptable to such parties and the EMCO Shareholders.

     6.16 Extension of Due Diligence Period. As of the date of this Agreement, GPAR has not completed its due diligence review of EMCO. Prior to Closing, (i) GPAR shall have received and had a reasonable opportunity to review all documents and information requested by GPAR under Section 5.4, and (ii) such documents and information shall not, in GPAR's reasonable judgment, disclose a Material Adverse Effect as to EMCO.

     6.17 Extension for Disclosure Schedules. As of the date of this Agreement, EMCO has not completed the disclosure schedules referred to in Article III of this Agreement. EMCO shall have seven business days to deliver such disclosure schedules to GPAR. Within seven (7) business days thereafter, GPAR shall review the disclosure schedules, and such disclosure schedules must be satisfactory to GPAR as determined in its sole discretion.

                                  ARTICLE VII

                        CONDITIONS TO THE OBLIGATIONS OF
                         EMCO AND THE EMCO SHAREHOLDERS

     The obligations of EMCO and the EMCO Shareholders to effect the Merger and sale shall be subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by EMCO and the EMCO Shareholders:

     7.1 Accuracy of Representations and Warranties and Compliance with Obligations. The representations and warranties of the GPAR Companies contained in this Agreement shall be true and correct at and as of the Effective Time with the same force and effect as though made at and as of that time except (i) for changes specifically permitted by or disclosed pursuant to this Agreement, and
(ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date. Each of the GPAR Companies shall have performed and complied with all of its obligations required by this Agreement to be performed or complied with at or prior to the Effective Time. Each of the GPAR Companies shall have delivered to the EMCO Shareholders a certificate, dated as of the Effective Time, and signed by an executive officer, certifying that such representations and warranties are true and correct and that all such obligations have been performed and complied with.

     7.2 GPAR Shares. At the Closing, GPAR shall have issued all of the GPAR Shares and shall have delivered to the EMCO Shareholders (i) certificates representing the GPAR Shares issued to them hereunder (except for the Held Back Shares); (ii) the $4.00 Warrants, (iii) the $6.00 Warrants, and (iv) One Million One Hundred Fifty Thousand and No/100 Dollars ($1,150,000.00) in cash or immediately available funds.

     7.3 No Adverse Litigation. There shall not be pending or threatened any action or proceeding by or before any court or other governmental body which shall seek to restrain, prohibit, invalidate or collect damages arising out of the Agreement or Merger or any other transaction contemplated hereby, and which in the judgment of the EMCO Shareholders makes it inadvisable to proceed with the Agreement or Merger and other transactions.

     7.4 No Material Adverse Change or Destruction of Property. Between the date hereof and the Effective Time, (i) there shall have been no Material Adverse Change to GPAR, (ii) there shall have been no adverse federal, state or local legislative or regulatory change affecting in any material respect the services, products or business of GPAR, and (iii) none of the properties and assets of GPAR shall have been damaged by fire, flood, casualty, act of God or the public enemy or other cause (regardless of insurance coverage for such damage) which damages may have a Material Adverse Effect thereon, and there shall have been delivered to the EMCO Shareholders a certificate to that effect, dated the Effective Time and signed by or on behalf of GPAR.

     7.5 Corporate Certificate. GPAR shall have delivered to the EMCO Shareholders (i) copies of resolutions adopted by the Board of Directors and shareholders of GPAR authorizing the transactions contemplated by this Agreement, and (iii) a certificate of good standing of GPAR issued by the Corporation Commission of the State of Delaware as of a date not more than thirty days prior to the Effective Time, certified in each case as of the Effective Time by the Secretary as being true, correct and complete.

     7.6 Opinion of Counsel. The EMCO Shareholders shall have received an opinion dated as of the Effective Time from counsel for GPAR, in form and substance acceptable to the EMCO Shareholders, to the effect that:

          (i) GPAR is a corporation duly organized and existing and in good standing under the laws of the State of Delaware and is authorized to carry on the business now conducted by it and to own or lease the properties now owned or leased by it;

          (ii) GPAR has obtained all necessary authorizations and consents of its Board of Directors and the Shareholders to effect the transactions contemplated in this Agreement hereto;

          (iii) All issued and outstanding shares of capital stock of GPAR are owned as set forth In Section 2.4;

          (iv) Such counsel has no actual knowledge (without any independent investigation of any sort) of any litigation, proceeding or investigation pending or threatened which might result in any material adverse change in the properties, business or prospects or in the condition of GPAR, or which questions the validity of this Agreement;

          (v) Such counsel has no actual knowledge (without any independent investigation of any sort) of any event has occurred or state of facts exists which would constitute a breach of any of the representations and warranties made by GPAR pursuant to Article II of this Agreement;

          (vi) This Agreement is a valid and binding obligation of GPAR, and enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally.

     7.7 No Adverse Litigation. There shall not be pending or threatened any action or proceeding by or before any court or other governmental body which shall seek to restrain, prohibit, invalidate or collect damages arising out of the Agreement or Merger or any other transaction contemplated hereby, and which, in the judgment of the EMCO Shareholders, makes it inadvisable to proceed with the Agreement and Merger and other transactions contemplated hereby.

     7.8 Employment Agreements. At or prior to the Closing, EMCO shall have entered into employment agreements (the form of which is attached hereto as Exhibit "D") with each of Raymond Zack, Gerald Zack, and David Zack.

                                  ARTICLE VIII

                                INDEMNIFICATION

     8.1 Agreement by the Shareholders to Indemnify. Each of the EMCO Shareholders, jointly and severally, agrees to indemnify and hold the GPAR Companies harmless from and against the aggregate of all Indemnifiable Damages (as defined below).

          (a) For purposes of this Agreement, "Indemnifiable Damages" means, without duplication, the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, related counsel and paralegal fees and expenses) incurred or suffered by GPAR, on a pre-tax consolidated basis, to the extent (i) resulting from any breach of a representation or warranty made by the EMCO Shareholders in or pursuant to this Agreement, (ii) resulting from any breach of the covenants or agreements made by any party pursuant to this Agreement, or (iii) resulting from any inaccuracy in any certificate delivered by EMCO or any EMCO Shareholder pursuant to this Agreement.

          (b) Without limiting the generality of the foregoing, with respect to the measurement of Indemnifiable Damages, GPAR shall have the right to be put in the same pre-tax consolidated financial position as it would have been in had each of the representations and warranties of the EMCO Shareholders hereunder been true and correct and had the covenants and agreements of EMCO, and the EMCO Shareholders hereunder been performed in full.

          (c) Each of the representations and warranties made by the EMCO Shareholders in this Agreement or pursuant hereto shall survive for a period of one year after the Effective Time except the representations and warranties of the EMCO Shareholders contained in Sections 3.1, 3.2, 3.3, 3.4, and 3.5 shall not expire, but shall continue indefinitely. No claim for the recovery of Indemnifiable Damages may be asserted by the GPAR Companies against the EMCO Shareholders after such representations and warranties shall thus expire, provided, however, that claims for Indemnifiable Damages first asserted within the applicable period shall not thereafter be barred. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement.

          (d) In the event that the GPAR Companies believe they are entitled to a claim for any Indemnifiable Damages hereunder, the GPAR Companies shall promptly give written notice to the EMCO Shareholders of such claim and the amount or the estimated amount of such claim, and the basis for such claim. If the EMCO Shareholders do not pay the amount of the claim for Indemnifiable Damages to GPAR within ten (10) days, then GPAR may exercise its rights under Paragraph 8.4; or, if GPAR believes it is entitled to a claim for Indemnifiable Damages due to a breach of a representation and/or warranty under Sections 3.1, 3.2, 3.3, 3.4 or 3.5, or breach of a covenant pursuant to Article V, then GPAR may take any action or exercise any remedy available to it by appropriate legal proceedings to collect the Indemnifiable Damages.

     8.2 Agreement by the GPAR Companies to Indemnify. The GPAR Companies agree to indemnify and hold the EMCO Shareholders harmless from and against the aggregate of all EMCO Indemnifiable Damages (as defined below).

          (a) For purposes of this Agreement, "EMCO Indemnifiable Damages" means, without duplication, the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, related counsel and paralegal fees and expenses) incurred or suffered by the EMCO Shareholders, on a pre-tax consolidated basis, to the extent (i) resulting from any breach of a representation or warranty made by the GPAR in or pursuant to this Agreement, (ii) resulting from any breach of the covenants or agreements made by GPAR in or pursuant to this Agreement, or
     (iii) resulting from any inaccuracy in any certificate delivered by GPAR pursuant to this Agreement.

          (b) Without limiting the generality of the foregoing, with respect to the measurement of EMCO Indemnifiable Damages, each EMCO Shareholder shall have the right to be put in the same pre-tax consolidated financial position as he, she or it would have been in had each of the representations and warranties of GPAR hereunder been true and correct and had the covenants and agreements of GPAR hereunder been performed in full.

          (c) Each of the representations and warranties made by the GPAR in this Agreement or pursuant hereto shall survive for a period of one year after the Effective Time, notwithstanding any investigation at any time made by or on behalf of the EMCO Shareholders, and upon expiration of such one year period, such representations and warranties shall expire, except for the representations contained in Sections 2.1, 2.2, 2.3 and 2.4. No claim for the recovery of EMCO Indemnifiable Damages may be asserted by the EMCO Shareholder against the GPAR Companies after such representations and warranties shall thus expire, provided, however, that claims for Indemnifiable Damages first asserted within the applicable period shall not thereafter be barred. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement.

          (d) In the event that the EMCO Shareholders believe they are entitled to a claim for any Indemnifiable Damages hereunder, the EMCO Shareholders shall promptly give written notice to the GPAR Companies of such claim and the amount or the estimated amount of such claim, and the basis for such claim.

     8.3 Conditions of Indemnification. The obligations and liabilities of EMCO, the EMCO Shareholders and the GPAR Companies hereunder with respect to their respective indemnities pursuant to this Article VIII resulting from any claim or other assertion of liabilities by third parties (hereinafter called collectively "Claims"), shall be subject to the following terms and conditions:

          (a) the party seeking indemnification (the "Indemnified Party") must give the other party or parties, as the case may be (the "Indemnifying Party"), notice of any such Claim twenty (20) days after the Indemnified Party receives notice thereof;

          (b) the Indemnifying Party shall have the right to undertake, by counsel or other representatives of its own choosing, the defense of such Claim; provided, however, if a Claim is made against GPAR which exceeds the value of the Held Back Shares at such time, GPAR shall have the right to control the defense of the Claim;

          (c) in the event that the Indemnifying Party shall elect not to undertake such defense, or within a reasonable time after notice of any such Claim from the Indemnified Party shall fail to defend, the Indemnified Party (upon further written notice to the Indemnifying Party) shall have the right to undertake the defense, compromise or settlement of such Claim, by counsel or other representatives of its own choosing, on behalf of and for the account and risk of the Indemnifying Party (subject to the right of the Indemnifying Party to assume defense of such Claim at any time prior to settlement, compromise or final determination thereof);

          (d) Anything in this Section 8.3 to the contrary notwithstanding, (A) the Indemnified Party shall have the right, at its own cost and expense, to have its own counsel to protect its own interests and participate in the defense, compromise or settlement of the Claim, (B) the Indemnifying Party shall not, without the Indemnified Party's written consent, settle or compromise any Claim or consent to entry of any judgement which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such Claim, and (C) the Indemnified Party, by counsel or other representatives of its own choosing and at its sole cost and expense, shall have the right to consult with the Indemnifying Party and its counsel or other representatives concerning such Claim, and the Indemnifying Party and the Indemnified Party and their respective counsel shall cooperate with respect to such Claim.

     8.4 Security for the Shareholders' Indemnification Obligation. As security for the agreement by the EMCO Shareholders to indemnify and hold GPAR harmless as described in Section 8.1 and (with regard to Empire only) as security for Empire's obligations pursuant to the Indemnity Agreement attached hereto as Exhibit "G," at the Closing, Empire, Copperstate, Donald Moorehead and George Moorehead shall assign and deliver to GPAR certificates representing 250,000, 103,496, 31,451, and 34,202 shares, respectively, of the GPAR Shares (the "Held Back Shares") issued pursuant to this Agreement, which Held Back Shares shall be issued in the name of and owned by such EMCO Shareholders, as appropriate, but in which GPAR shall hold and possess a security interest.

          (a) At Closing, Copperstate, Donald Moorehead, and George Moorehead shall execute and deliver to GPAR a Collateral Agreement in the form of Exhibit "K" attached hereto to evidence the agreements in this Section 8.4.

          (b) Empire shall also grant GPAR a security interest in certain warrants issued to Empire hereunder. At Closing, Empire shall execute and deliver to GPAR a Stock Pledge and Security Agreement in the form of Exhibit "H" to evidence the agreements in this Section 8.4.

          (c) Within fifteen (15) days following the end of each three-month period subsequent to the Effective Date, GPAR shall deliver to Copperstate, Donald Moorehead and George Moorehead one-fourth of the Held Back Shares owned by them; provided, however, that GPAR need not deliver such Shares if GPAR has asserted a claim against such Held Back Shares in connection with the indemnification provisions set forth herein.

          (d) Except as set forth in subparagraph (e) below and except for any breach of a representation and/or warranty under Section 3.1, 3.2, 3.3, 3.4 or 3.5, (i) the liability of the EMCO Shareholders for any Indemnifiable Damage due to a breach of Article III shall be limited to the Held Back Shares; (ii) the obligations of the EMCO Shareholders hereunder for a breach of Article III shall be nonrecourse, and (iii) GPAR shall not seek from any of the EMCO Shareholders personally any claim for any Indemnifiable Damage due to a breach of Article III.

          (e) Empire and Harold Rubenstein shall be liable for all obligations set forth in the Indemnity Agreement attached hereto as Exhibit "G."

                                   ARTICLE IX

                             SECURITIES LAW MATTERS

     The parties agree as follows with respect to the sale or other disposition after Effective Time of the GPAR Shares:

     9.1 Disposition of Shares. The EMCO Shareholders represent and warrant that the shares of GPAR Common Stock being acquired by them hereunder are being acquired and will be acquired for their own respective accounts and will not be sold or otherwise disposed of, except pursuant to (a) an exemption from the registration requirements under the Securities Act, which does not require the filing by the GPAR Companies with the SEC of any registration statement, offering circular or other document, in which case the EMCO Shareholders shall first supply to the GPAR Companies an opinion of counsel (which counsel and opinions shall be satisfactory to the GPAR Companies) that such exception is available, or (ii) an effective registration statement filed by GPAR with the SEC under the Securities Act.

     9.2 Legend. The certificates representing the GPAR Shares shall bear the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF RULE 145(D) PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY THE HOLDER EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER THE ACT WITH RESPECT THERETO OR IN ACCORDANCE WITH AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE, AND ALSO MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY THE HOLDER WITHOUT COMPLIANCE WITH THE SECURITIES AND EXCHANGE COMMISSION'S ACCOUNTING SERIES RELEASES 130 AND 135.

GPAR may, unless a registration statement is in effect covering such shares, place stop transfer orders with its transfer agents with respect to such certificates in accordance with federal securities laws.

                                   ARTICLE X

                                  DEFINITIONS

     10.1 Defined Terms. As used herein, the following terms shall have the following meanings:

     "Affiliate" shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof.

     "Contract" means any indenture, lease, sublease, license, loan agreement, mortgage, note, indenture, restriction, will, trust, commitment, obligation or other contract, agreement or instrument, whether written or oral.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "GAAP" means generally accepted accounting principles in effect in the United States of America from time to time.

     "Governmental Authority" means any nation or government, any state, regional, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     "GPAR Shares" means the shares of GPAR Common Stock which the EMCO Shareholders will receive in connection with the Merger.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law or any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien or charge).

     "Material Adverse Change (or Effect)" means a change (or effect), in the condition (financial or otherwise), properties, assets, liabilities, rights, obligations, operations, business or prospects which change (or effect) individually or in the aggregate, is materially adverse to such condition, properties, assets, liabilities, rights, obligations, operations, business or prospects.

     "Person" means an individual, partnership, corporation, business trust, joint stock company, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

     "Register", "registered" and "registration" refer to a registration of the offering and sale of securities effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of the effectiveness of such registration statement.

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Tax Return" means any tax return, filing or information statement required to be filed in connection with or with respect to any Taxes; and

     "Taxes" means all taxes, fees or other assessments, including, but not limited to, income, excise, property, sales, franchise, intangible, withholding, social security and unemployment taxes imposed by any federal, state, local or foreign governmental agency, and any interest or penalties related thereto.

     "Warrants" means the stock warrants described in Section 1.3.

     10.2 Other Definitional Provisions.

     (a) All terms defined in this Agreement shall have the defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires.

     (b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

     (c) All matters of an accounting nature in connection with this Agreement and the transactions contemplated hereby shall be determined in accordance with GAAP applied on a basis consistent with prior periods, where applicable.

     (d) As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

                                   ARTICLE XI

                       TERMINATION, AMENDMENT AND WAIVER

     11.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

     (a) by mutual written consent of all of the parties hereto at any time prior to the Closing; or

     (b) by GPAR in the event of a material breach by EMCO or any of the EMCO Shareholders of any provision of this Agreement; or

     (c) if the Closing shall not have occurred by June 30, 1996.

     11.2 Effect of Termination. Except as provided in Article VI, in the event of termination of this Agreement pursuant to Section 11.1, this Agreement and the Plan of Merger shall forthwith become void; provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

                                  ARTICLE XII

                               GENERAL PROVISIONS

     12.1 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be delivered by certified or registered mail (first class postage prepaid), guaranteed overnight delivery, or facsimile transmission if such transmission is confirmed by delivery by certified or registered mail (first class postage pre-paid) or guaranteed overnight delivery, to the following addresses and telecopy numbers (or to such other addresses or telecopy numbers which such party shall designate in writing to the other party):

     (a) IF TO ANY OF THE GPAR COMPANIES TO:

         General Parametrics Corp.
         12 Country Lane
         Northfield, IL 60093
         Attn: T. Benjamin Jennings, Chairman
         Telecopy No.: (708) 446-9108

         General Parametrics Corp.
         7600 Augusta Street
         River Forest, IL 60305
         Attn: Mr. Gerard Jacobs, President
         Telecopy No.: (708) 366-0891

         WITH A COPY TO:

         Meadows, Owens, Collier, Reed,
         Cousins & Blau, L.L.P.
         901 Main Street, Suite 3700
         Dallas, Texas 75202
         Attn: Fielder F. Nelms, Esq.
         Telecopy No.: (214) 747-3732

     (b) IF TO EMCO OR THE EMCO SHAREHOLDERS TO:

         EMCO Recycling Corp.
         3700 W. Lower Buckeye
         Phoenix, Arizona 85009
         Attn: Mr. George Moorehead, President
         Telecopy No.: (602) 447-3020

         WITH A COPY TO:

         Sacks Tierney P.A.
         2929 N. Central Avenue
         Fourteenth Floor
         Phoenix, Arizona 85012-2742
         Attn: Rob Kimball
         Telecopy No.: (602) 279-2027

     12.2 Entire Agreement. This Agreement (including the Exhibits and Schedules attached hereto) and other documents delivered at the Closing pursuant hereto, contains the entire understanding of the parties in respect of its subject matter and supersedes all prior agreements and understandings (oral or written) between or among the parties with respect to such subject matter. The Exhibits and Schedules constitute a part hereof as though set forth in full above.

     12.3 Expenses. Except as otherwise provided herein, the parties shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement or any transaction contemplated hereby.

     12.4 Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by all parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or equity, that they may have against each other.

     12.5 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns. Nothing expressed or implied herein shall be construed to give any other person any legal or equitable rights hereunder. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by EMCO or any EMCO Shareholders without the prior written consent of GPAR.

     12.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

     12.7 Interpretation. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. The headings contained herein and on the schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the schedules. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Time shall be of the essence in this Agreement.

     12.8 Governing Law; Interpretation. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the State of Arizona applicable to contracts executed and to be wholly performed within such State.

     12.9 Arm's Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (d) said party has acted voluntarily and of its own free will in executing this Agreement; (e) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arm's length negotiations conducted by and among the parties and their respective counsel.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

                                                GENERAL PARAMETRICS CORP.,
                                                a Delaware corporation


Date: March 7, 1996                             By: /s/ T. BENJAMIN JENNINGS
                                                    ----------------------------------------
                                                Name: T. Benjamin Jennings
                                                Title:  Co-Chairman of the Board,
                                                        Co-President and Co-Chief Executive Officer

                                                GPAR MERGER, INC.,
                                                an Arizona corporation


      Date: March 7, 1996                       By: /s/ T. BENJAMIN JENNINGS
                                                --------------------------------------------
                                                Name: T. Benjamin Jennings
                                                Title: President




                                                EMCO RECYCLING CORP.,
                                                an Arizona corporation


      Date: March 7, 1996                       By: /s/ GEORGE O. MOOREHEAD
                                                    ----------------------------------------
                                                Name: George O. Moorehead
                                                Title: President




                                                COPPERSTATE METALS, INC.,
                                                an Arizona corporation


      Date: March 7, 1996                       By: /s/ DAVID M. ZACK
                                                --------------------------------------------
                                                Name: David M. Zack
                                                Title: President




                                                EMPIRE METALS, INC.,
                                                an Arizona corporation


      Date: March 7, 1996                       By: /s/ HAROLD RUBENSTEIN
                                                    ----------------------------------------
                                                Name: Harold Rubenstein
                                                Title: President


      Date: March 7, 1996                       /s/ HAROLD RUBENSTEIN
                                                --------------------------------------------
                                                Harold Rubenstein


      Date: March 7, 1996                       /s/ GERALD ZACK
                                                --------------------------------------------
                                                Gerald Zack


      Date: March 7, 1996                       /s/ DAVID ZACK
                                                --------------------------------------------
                                                David Zack


      Date: March 7, 1996                       /s/ RAYMOND ZACK
                                                --------------------------------------------
                                                Raymond Zack

      Date: March 7, 1996                       /s/ DONALD MOOREHEAD
                                                --------------------------------------------
                                                Donald Moorehead


      Date: March 7, 1996                       /s/ GEORGE MOOREHEAD
                                                --------------------------------------------
                                                George Moorehead

                                                                      EXHIBIT B

                      THE MERGER AND RELATED TRANSACTIONS

GENERAL

     The Agreements provide for the merger of a newly formed, wholly-owned subsidiary of GPC with and into EMCO, with EMCO to be the surviving corporation of the Merger and a wholly-owned subsidiary of GPC. The discussion in this Joint Proxy Statement of the Merger and the description of the principal terms of the Agreements are subject to and qualified in their entirety by reference to the Merger Agreement and the Agreement of Merger, copies of which are attached to this Joint Proxy Statement as Appendices A and B, respectively and incorporated herein by reference.

     Following the Merger, the GPC Board intends to appoint three additional persons to the Board of Directors, consisting of George O. Moorehead, Harold Rubenstein and Raymond Zack, for a Board of seven members. The current board of directors of EMCO will be replaced by a new slate of directors which will consist of the Board of GPC. The executive officers of GPC and EMCO following the Merger will be as set forth below in "Management -- Management of GPC following the Merger."

BACKGROUND OF THE MERGER

     In May 1993, Donald F. Moorehead, together with his brother George O. Moorehead, acquired an aggregate of 10% of the issued and outstanding shares of EMCO. Additionally, in February 1995 Messrs. Moorehead entered into agreements with Empire Metals, Inc. to purchase 2,000 shares of EMCO Common Stock over a 70-month period. As a result, Messrs. Moorehead currently hold an aggregate of 13% of the Common Stock of EMCO.

     On or about March 3, 1994, T. Benjamin Jennings, then a director of First Southwest Company, a private investment banking firm in Dallas, Texas was invited by Donald F. Moorehead to attend a meeting of the Board of Directors of EMCO for the purpose of discussing various methods of raising capital to be used for acquisitions of equipment and/or other existing scrap operations. At the Board meeting, Mr. Jennings discussed with the EMCO directors various methods of raising capital including private debt financings, institutional financing, an initial public offering and merger with public companies. The EMCO Board discussed retaining First Southwest to act as a financial advisor should any of the mentioned activities be undertaken. However, due to the Board's conclusion that any such transaction would be premature at such time, the Board determined not to retain First Southwest.

     On July 17, 1995, Herbert B. Baskin, formerly the President, Chief Executive Officer and Chairman of the Board of Directors of GPC sold an aggregate of 1,400,000 shares of Common Stock of GPC to Gerard M. Jacobs, T. Benjamin Jennings, Donald F. Moorehead and Blue Bird Partners, a general partnership of which the two general partners are charitable remainder unit trusts of which Louis D. Paolino serves as trustee (the "Purchasers") at a purchase price of $2.00 per share for a total purchase price of $2,800,000 pursuant to a Common Stock Purchase Agreement between Mr. Baskin and the Purchasers dated July 7, 1995. The allocation of the shares was as follows:
Gerard M. Jacobs, 450,000 shares; T. Benjamin Jennings, 450,000 shares; Donald
F. Moorehead, 250,000 shares; and Blue Bird Partners, 250,000 shares. The amount of funds used to purchase the 1,150,000 shares purchased by Messrs. Jennings and Jacobs and Blue Bird Partners was a total of $2,300,000. Each of Messrs. Jacobs and Jennings used his own personal funds and funds that he obtained as a result of borrowing through a margin account with a brokerage firm. Blue Bird Partners used funds of the trusts of which Louis D. Paolino is trustee. Donald F. Moorehead used his own personal funds and funds that he obtained as a result of borrowing through a margin account with a brokerage in purchasing his shares. Following the purchase of the shares, the Purchasers held an aggregate of approximately 27.4% of the outstanding common stock of GPC.

     On July 24, 1995, a group consisting of all of the Purchasers except Donald
F. Moorehead, who disclaimed membership in such group (the "Group") delivered a written request to GPC to hold a special meeting of stockholders on August 30, 1995 in order to propose the removal of four out of five of GPC's then directors and to elect four replacement directors nominated by the Group. As required by GPC's bylaws, GPC called a special meeting on such date and for such purpose. At a board meeting on July 27, 1995, two members of GPC's board, J. Thomas Bentley and Luther J. Nussbaum, resigned as directors. On July 31, 1995, Messrs. Jacobs and Jennings initiated a meeting with Harold Rubenstein, the Chairman of the Board of EMCO, in the Chicago metropolitan area in order to hold preliminary discussions regarding a possible merger of EMCO with GPC. Based on such meeting, the parties determined to schedule an additional meeting in order to discuss a possible merger at a later time. Mr. Jennings did not participate in such meeting in a financial advisor capacity and no other financial advisor was present at such meeting. At the stockholders' meeting on August 30, 1995, then directors Herbert B. Baskin and Victor D. Poor were removed by the stockholders and the slate proposed by the Group was elected to the Board to fill the vacancies created by such resignations and removals. Eugene T. Sanders, a previously elected director, remained on the board after the August 30, 1995 stockholders' meeting. Messrs. Sanders and Paolino subsequently resigned on October 11, 1995 and January 4, 1996, respectively.

     Blue Bird Partners has entered into an agreement to sell 250,000 of its shares of GPC Common Stock to a group of investors, including Messrs. Jennings and Jacobs, Harold Rubenstein, Donald F. Moorehead, George O. Moorehead and Charles R. McCurdy at a purchase price of $3.20 per share and in connection therewith has granted Messrs. Jennings and Jacobs a proxy to vote Blue Bird Partners' shares in favor of the Merger and the other items being acted upon at the GPC Meeting. See "Additional Matters for Consideration by GPC
Stockholders -- Election of Directors -- Security Ownership of Certain Beneficial Owners and Management."

     In both SEC filings and at the stockholders' meeting, Messrs. Jennings and Jacobs advised the GPC stockholders that the newly elected Board would cause GPC to actively pursue acquisitions and mergers in unrelated fields, including, but not limited to scrap metal recycling and/or telecommunications. Messrs. Jennings and Jacobs also advised stockholders at the stockholders' meeting that, although the new Board had not developed any plans with regard to GPC's then current business, the new Board would attempt to improve GPC's marketing activities and review GPC's then current dividend policy in order to consider whether or not the amount thereof should remain the same or be reduced or eliminated.

     On October 16, 1995, George O. Moorehead, the President of EMCO, Harold Rubenstein, the Chairman of the Board of EMCO, Donald F. Moorehead, a Director of EMCO, and Raymond Zack, a Vice President of EMCO, met with Messrs. Jennings and Jacobs in Chicago in order to discuss a proposed acquisition of EMCO by GPC. Following such meeting, the parties agreed to resume negotiations in Phoenix. Messrs. Jennings and Jacobs met with the EMCO shareholders in Phoenix, Arizona on October 20 and 21, 1995, to discuss the possible acquisition of all of EMCO's common stock by GPC. Prior to this meeting, GPC's management determined a range of possible values of EMCO, which range was initially determined to be between
2.5 million and 5 million shares of GPC Common Stock and was provided to and reviewed with the shareholders of EMCO. Such range was intended to commence the process of detailed negotiations. EMCO's Board did not separately undertake to determine a range of possible values of EMCO. These discussions led to the execution of a preliminary "Merger Term Sheet" on October 21, 1995, whereby all shareholders of EMCO agreed to sell their outstanding shares to GPC. Messrs. Jacobs and Jennings met with the EMCO shareholders again on November 28, 1995 through December 1, 1995 in Phoenix, Arizona, to negotiate the terms of a definitive agreement. On December 1, 1995, the Merger Agreement was executed and delivered by GPC and the EMCO stockholders. The Merger Agreement was later amended effective March 7, 1996.

     During the course of negotiations with EMCO, GPC became aware that Ellis Metals, Inc., a company controlled by Harold Rubenstein, served as a significant feeder yard for metal to EMCO. As a result, GPC concluded that it would be beneficial to GPC to purchase Ellis Metals' inventory and equipment or a controlling stake in Ellis Metals in order to assure continued supply to EMCO from Ellis Metals. Messrs. Jennings and Jacobs held negotiations with Harold Rubenstein and his son, Ellis, during the meetings held in Phoenix between November 28, 1995 and December 1, 1995. Such negotiations continued following execution of the Merger Agreement while GPC considered a purchase of all or substantially all of the assets of Ellis Metals, it ultimately determined it would be more beneficial to acquire two of the sites on which Ellis Metals conducts its business and to negotiate certain changes to the Pricing Agreement currently in effect between Ellis Metals and EMCO.

REASONS FOR THE TRANSACTION

  GPC's Reasons for the Transaction

     GPC has traditionally been in the business of designing, manufacturing and marketing electronic presentation products and color printers and consumables. Following a period of declining sales and profitability, Messrs. Jennings and Jacobs negotiated with GPC's former Chairman, President and Chief Executive Officer to acquire his shares. Messrs. Jennings and Jacobs had been most recently in the waste management business where they found its fragmented nature to be ideal for consolidation. After examining the scrap metal industry and its participants, Messrs. Jennings and Jacobs concluded that such industry was similarly fragmented and might be profitably consolidated. At the same time, the new Board of Directors of GPC decided that a portion of the electronic presentation business of GPC should be terminated, with the remaining focus on color printers and related consumables, including ribbons, transparencies and paper and, potentially, a new line of business. Specifically, GPC elected to discontinue a portion of its electronic presentation products.

     GPC believes that the acquisition of a strong participant in the scrap metal processing business could lead to a number of other acquisitions of scrap metal processing facilities both in Arizona and out-of-state. GPC's Board considered a number of other lines of business other than scrap metal processing in light of its overall goal of making acquisitions in other areas, including telecommunications. After further review, the GPC Board determined that as a result of the fragmented nature of the business and the Board's knowledge of some of the participants in the industry, that the scrap metal business would be a favorable new business to begin its strategy of pursuing acquisitions. The Board is actively investigating other potential acquisition prospects, but has not entered into any agreements, arrangements or understandings with respect to any material acquisitions.

     GPC believes that strengthening EMCO's relationship with Ellis Metals would further GPC's overall business strategy of consolidating scrap metal processing operations by providing a stronger guarantee of supply by Ellis Metals to EMCO. GPC believes that these goals are accomplished by the purchase of two Ellis Metals sites from Harold Rubenstein or his affiliates, by the negotiation of extensions and modifications to the Pricing Agreement between Ellis Metals and EMCO, and by the grant of an option from Ellis Metals to EMCO and GPC to purchase certain assets of Ellis Metals. See "-- Related Transactions."

     The Board of Directors of GPC also considered a number of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the benefits sought to be achieved in the Merger will not be achieved; and (ii) the other risks described above under "Risk Factors." The Board of Directors of GPC discussed with management the prospects for combinations with companies other than EMCO and the possibility that the benefits described above could be achieved through any such combination.

     After considering the foregoing factors, the Board of Directors unanimously approved the Agreements and the transactions contemplated thereby, including the Merger, and recommended that the shareholders of GPC approve and adopt the Agreements and the Merger. In view of the wide variety of factors considered, both positive and negative, GPC's Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

  EMCO's Reasons for the Merger

     EMCO's Board considered the advisability of seeking a merger partner that would permit EMCO to continue its business, but that would provide ongoing capital support. The EMCO Board believed that the fact that GPC is a publicly traded company provides more market visibility for the combined company and easier access to the public trading markets for the purpose of raising debt or equity capital for future expansion. In addition to increased liquidity to operate the business, the EMCO Board of Directors believes that the Merger will provide EMCO shareholders with potential liquidity and with the potential for a more attractive return on their investment compared to possible alternatives, including that of remaining a separate company, as a result of the limited registration rights that are applicable to the shares received in the Merger.

     The Board of Directors of EMCO also considered a number of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (i) the risk that the benefits sought to be achieved in the Merger will not be achieved; and (ii) the other risks described above under "Risk Factors." The Board of Directors of EMCO discussed with management the prospects for combinations with companies other than GPC and the possibility that the benefits described above could be achieved through any other combinations, as well as the risks and benefits of a stand-alone strategy.

     The Board also evaluated the effect of the proposed Merger on EMCO shareholders and concluded that the proposed Merger offered many advantages to them as well, including the following:

     - The conversion of a currently illiquid investment into a potentially liquid investment;

     - The potential for an attractive return for EMCO's investors on their investment in EMCO;

     - The opportunity for EMCO's shareholders to realize a future return based on potential appreciation in GPC's stock after the Merger; and

     - The opportunity for a tax-free exchange of EMCO Stock for GPC Common
       Stock.

     After considering the foregoing factors, the Board of Directors unanimously approved the Agreements and the transactions contemplated thereby, including the Merger, and recommended that the shareholders of EMCO approve and adopt the Agreements and the Merger. In view of the wide variety of factors considered, both positive and negative, EMCO's Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered.

OPINION OF FINANCIAL ADVISOR

     First Southwest Company ("First Southwest") is an investment banking firm headquartered in Dallas, Texas, engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, strategic alliances, restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate tax, corporate and other purposes. From April 1993 until October 1995, T. Benjamin Jennings, currently the Co-Chairman of the Board, Co-Chief Executive Officer and Co-President of GPC, served as a Director of First Southwest.

     GPC retained First Southwest to act as its financial advisor in connection with the Merger. The GPC Board determined to retain First Southwest based on interviews with representatives of First Southwest and upon the favorable recommendation of T. Benjamin Jennings who, as stated above, had previously served as a Director of First Southwest. On January 5, 1996 at the meeting at which the Board of Directors of the GPC approved the Merger Agreement, First Southwest delivered its written opinion (the "Opinion") that, based upon and subject to the factors and assumptions set forth therein, the consideration proposed to be paid to the shareholders of EMCO in the Merger was fair from a financial point of view to the public shareholders of GPC. At such Board meeting, First Southwest also made an oral and written presentation to the Board. No limitations were imposed by GPC with respect to the investigations made or the procedures followed by First Southwest in rendering the Opinion. GPC has agreed to pay First Southwest an aggregate of $100,000 for its services in rendering an opinion in the Merger. Such amount is payable upon the Opinion being delivered to the GPC Board and is not contingent upon the successful consummation of the Merger.

     The full text of the Opinion, which sets forth assumptions made, matters considered and limits on the review undertaken, is attached hereto as Exhibit C to this Joint Proxy Statement. GPC shareholders are urged to read the Opinion in its entirety. First Southwest's Opinion is addressed only to GPC and does not constitute a recommendation to any GPC shareholder as to how such shareholder should vote at the GPC Meeting. The summary of the Opinion set forth in this Joint Proxy Statement is qualified in its entirety by reference to the full text of the Opinion.

     In rendering the Opinion, First Southwest (i) reviewed GPC's Annual Reports on Form 10-K for the years ended October 31, 1993 through 1995 and the audited financial statements contained therein, the Quarterly Reports on Form 10-Q and the unaudited financial statements contained therein for the first nine months ended July 31, 1995, and certain other publicly available information, (ii) reviewed EMCO's audited consolidated financial statements for the years ended March 31, 1994 and 1995,
(iii) analyzed certain internal financial information, including financial projections and certain reports on sales, profitability and accounts receivable aging, concerning each of GPC and EMCO prepared by their respective managements;
(iv) discussed the past and current operations, the financial condition and the prospects of GPC and EMCO with senior executives of the respective companies;
(v) reviewed the results of the due diligence performed on EMCO by GPC and Price Waterhouse LLP with the senior management of GPC; (vi) discussed with senior executives of EMCO the prices and dates of recent sale transactions of EMCO common stock of which they had knowledge; (vii) reviewed the reported prices and trading activity for the common stock of GPC and compared them to the prices for the S&P 500 Index and NASDAQ Composite Index; (viii) compared the financial performance and condition of EMCO with that of certain comparable publicly traded resource recovery companies; (ix) reviewed the financial terms to the extent publicly available, of certain comparable resource recovery company merger and acquisition transactions; (x) reviewed three-year stand-alone projected operating statement, cash flow statement and balance sheet data of GPC and five-year stand-alone projected operating statement, cash flow statement and balance sheet data of EMCO prepared by the respective managements of GPC and EMCO; (xi) analyzed the pro forma impact of the Merger on the earnings per share, book value per share, and certain other balance sheet and profitability ratios of GPC; (xii) reviewed the Agreement; (xiii) reviewed a draft of the Joint Proxy Statement of GPC and EMCO substantially in the form to be mailed to their respective shareholders; and (xiv) performed such other analyses as First Southwest has deemed appropriate.

     First Southwest assumed and relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by them for purposes of their Opinion. First Southwest also relied upon the managements of GPC and EMCO as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefor) provided to First Southwest and assumed that such forecasts reflected the best currently available estimates and judgments of such respective managements and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the managements of GPC and EMCO. First Southwest did not make an independent evaluation or appraisal of the assets and liabilities of GPC and EMCO or any of their subsidiaries nor has it been furnished with such valuations and appraisals. As stated above, GPC's management arrived at a range of possible values for EMCO. First Southwest did not determine a range itself, but instead evaluated the fairness of the point on such range that was agreed upon by GPC and EMCO. The projections reviewed by First Southwest assumed a modest increase in revenues for EMCO over a five-year period. First Southwest made no material adjustments to such projections, nor did First Southwest assume that there would be any cost savings benefits as a result of the Merger. THE SECOND PRECEDING SENTENCE IS A FORWARD-LOOKING STATEMENT WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. EMCO'S ACTUAL REVENUES AND RESULTS OF OPERATIONS COULD DIFFER MATERIALLY FROM PROJECTIONS AS A RESULT OF THE RISK FACTORS SET FORTH ABOVE IN "RISK FACTORS."

     In connection with rendering its Opinion and preparing its various written and oral presentations to the Board of Directors of GPC, First Southwest performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by First Southwest. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized below, First Southwest believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the process underlying its Opinion. In addition, First Southwest may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. In performing its analyses, First Southwest made numerous assumptions with respect to economic, market and other conditions many of which are beyond EMCO's or GPC's control. The analyses performed by First Southwest are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     In addition, as described above, First Southwest's Opinion and presentations to the GPC Board of Directors were only some of the many factors taken into consideration by the GPC Board in making its determination to approve the Agreements. Consequently, the First Southwest analyses described below should not be viewed as determinative of the GPC Board's or GPC management's opinion with respect to the value of EMCO or of whether the GPC Board or GPC management would have been willing to agree to a different consideration other than those contemplated in this merger transaction.

     The following is a brief summary of the analyses performed by First Southwest in connection with rendering the Opinion as to the fairness of the consideration proposed to be paid in the Merger and such analyses that First Southwest discussed with the GPC Board of Directors on January 5, 1996.

     The Opinion is necessarily based on economic, market and other conditions in effect on and the information made available to First Southwest as of December 1, 1995.

     Overview of GPC and EMCO. First Southwest evaluated the position and strengths of EMCO in certain areas of business, certain financial and operating information of EMCO (including historical sales, operating income, net income, total assets and net worth). First Southwest also performed similar analyses on GPC which included a trading history of GPC common stock.

     Comparable Company Analysis. Comparable company analysis analyzes a company's operating performance relative to a group of publicly traded peers. Based on relative performance and outlook for a company versus its peers, this analysis enables an implied unaffected market trading value to be determined. First Southwest compared certain financial and market information of EMCO with a group of eight publicly traded resource recovery companies that it believed to be appropriate for comparison: Appliance Recycling Centers of America; Commercial Metals; Envirosource Inc.; Horsehead Resource; IMCO Recycling; Proler International; Schnitzer Steel and Tetra Technologies. Such information included market valuation, historical income statement and balance sheet figures, and financial ratios. The ratios of market capitalization to historical revenues for the eight comparable companies range from 0.90 to 2.49. The ratios of market capitalization to earnings before interest, taxes, depreciation and amortization ("EBITDA") for such companies range from 4.76 to 10.35. The ratios of market capitalization to earnings before interest and taxes ("EBIT") for such companies range from 8.13 to 14.39. The ratios of market value of Common Equity to net income for such companies range from 8.74 to 26.19. This analysis indicated that the selected companies had average multiples of market capitalization to historical revenues; EBITDA; EBIT; and average multiples of market value of Common Equity to net income of 1.55, 7.03, 10.60, and 15.36, respectively. The comparable company analysis indicated that such multiples for EMCO were 0.21, 2.25, 2.59 and 3.87, respectively. Based upon the average multiples, the implied market trading value for the common stock of EMCO would have been between $37 million and $99 million. Based on the foregoing, First Southwest believes that the Comparable Company Analysis supports First Southwest's Opinion that the consideration to be paid to the public shareholders of GPC in the Merger is fair from a financial point of view. However, notwithstanding the foregoing, First Southwest believes that its analyses must be considered as a whole and that relying solely on the Comparable Company Analysis without considering the other analyses performed would create an incomplete view of the process underlying its Opinion.

     No comparable company is identical to GPC or EMCO. Accordingly, an analysis of the results involves complex considerations and judgments concerning differences in financial and operating characteristics.

     Analysis of Selected Mergers and Acquisitions. First Southwest also reviewed available public information on certain merger and acquisition transactions involving the acquisition of all or part of certain resource recovery companies. The analysis included 5 transactions dating back to 1990. These acquisitions included the acquisition of REI Distributors Inc. by Pure Tech International Inc., the acquisition of Sacramento Valley Environment by Envirofil Inc., the acquisition of Phoenix Smelting by IMCO Recycling Inc., the acquisition of Woodworth & Co-Soil Recycling by Thermo Remediation Inc. and the acquisition of Resource Recycling Techs Inc. by Waste Management, Inc. First Southwest deemed the targets in such acquisitions to be comparable due to the fact that all of such companies were in the business of recovering, processing and reselling used materials. In examining these transactions, First Southwest analyzed certain income statement and balance sheet parameters of the acquired company relative to the consideration offered. The ratios of the transaction value of each of the five acquisitions to net sales of the target companies range from 0.68 to 3.54.

The ratios of the transaction value of each of such acquisitions to EBITDA of the target companies range from 2.76 to 18.26. The ratios of the transaction value of each of such acquisitions to EBIT of the target companies range from
3.13 to 34.7. The ratios of the transaction value of each of such acquisitions to net income of the target companies range from 5.22 to 49.0. This analysis indicated average multiples of transaction value to historical revenues, EBITDA, EBIT and net income of 1.47, 9.14, 23.08 and 30.93, respectively. The analysis of selected mergers and acquisitions indicated that such multiples for EMCO were 0.27, 2.93, 3.36 and 7.75, respectively. Based on an analysis of the consideration being paid by GPC in the Merger, the enterprise value of EMCO is approximately $18.8 million, which includes post-Merger debt of the consolidated entity that includes $9.4 million in debt of EMCO.

     No company or transaction used in the comparable transaction is identical to GPC, EMCO or the contemplated transaction. Again, an analysis of the results involves complex considerations and judgments concerning differences in financial and operating characteristics that could affect the acquisition value of the companies to which they are being compared. Based on the foregoing, First Southwest believes that the Analysis of Selected Merger and Acquisitions supports First Southwest's Opinion that the consideration to be paid to the public shareholders of GPC in the Merger is fair from a financial point of view. However, notwithstanding the foregoing, First Southwest believes that its analyses must be considered as a whole and that relying solely on the Analysis of Selected Mergers and Acquisitions without considering the other analyses performed would create an incomplete view of the process underlying its opinion.

     First Southwest also undertook the following analyses in order to project the performance of the combined company and the respective contributions of GPC and EMCO.

     Contribution Analysis. First Southwest analyzed the contribution of GPC and EMCO to certain balance sheet and income statement items of the combined company. The analysis is based upon assumptions and projections made by the managements of GPC and EMCO for stand alone operations of their respective companies. As of September 30, 1995, EMCO would provide 88.0% of revenues, 237.7% of operating income, 54.6% of total assets, 100.0% of total debt and 18.5% of shareholders' equity. Based on the consideration contemplated in the merger transaction, EMCO shareholders would on the aggregate own 43.6% of the fully diluted common shares of the combined company. Based on the foregoing, First Southwest believes that the Contribution Analysis supports First Southwest's Opinion that the consideration to be paid to the public shareholders of GPC in the Merger is fair from a financial point of view. However, notwithstanding the foregoing, First Southwest believes that its analyses must be considered as a whole and that relying solely on the Contribution Analysis without considering the other analyses performed would create an incomplete view of the process underlying its Opinion.

     Pro Forma Merger Analysis. First Southwest analyzed certain pro forma results for the combined company based on the assumptions and projections of the management of each company for stand alone operations. This analysis, based upon assumptions described above, showed that GPC shareholders would have a comparative accretion in fully diluted earnings per share in the years 1995 through 1998 due to the Merger. These projections do not take into account any possible savings or synergies which might result from the Merger. Based on the foregoing, First Southwest believes that the Pro Forma Merger Analysis supports First Southwest's Opinion that the consideration to be paid to the public shareholders of GPC in the Merger is fair from a financial point of view. However, notwithstanding the foregoing, First Southwest believes that its analyses must be considered as a whole and that relying solely on the Pro Forma Merger Analysis without considering the other analyses performed would create an incomplete view of the process underlying its Opinion.

     The actual results achieved by the Company will vary from the projected results and such variations may be material.

     Discounted Cash Flow Analysis. First Southwest performed a discounted cash flow analysis for the purpose of determining a theoretical value per share for the EMCO Common Stock. The analysis included a terminal value based upon EMCO's estimated fiscal year 2000 free cash flow, as supplied by the management of both companies, multiplied by discount rates ranging from 12.5% to 17.5%. This analysis indicated a range of equity value between $17.1 million and $29.8 million, excluding the value of any tax savings from net operating loss carry-forwards from GPC. Based on the foregoing, First Southwest believes that the Discounted

Cash Flow Analysis supports First Southwest's Opinion that the consideration to be paid to the public shareholders of GPC in the Merger is fair from a financial point of view. However, notwithstanding the foregoing, First Southwest believes that its analyses must be considered as a whole and that relying solely on the Discounted Cash Flow Analysis without considering the other analyses performed would create an incomplete view of the process underlying its Opinion.

     Pursuant to the terms of an engagement letter dated November 10, 1995, GPC agreed to pay First Southwest an aggregate of $100,000 for its financial advisory role and for delivery of the Opinion. GPC has agreed to indemnify First Southwest and certain related persons against certain liabilities relating to or arising out of their engagement, including certain liabilities under Federal Securities laws.

CONVERSION OF EMCO SHARES

     Upon consummation of the Merger, (i) each then outstanding share of Sub stock will automatically be converted into and become one share of Common Stock of EMCO and (ii) all of the outstanding shares of Common Stock of EMCO shall be converted into 3,500,000 shares of GPC Common Stock, warrants to purchase an additional 1,000,000 shares of GPC Common Stock and $1,150,000 in cash, to be distributed to the EMCO shareholders in accordance with the schedule as is set forth in the Agreement of Merger to be filed with the Arizona Secretary of State following GPC and EMCO shareholder approval of the Merger in substantially the form included herewith as Appendix B. Warrants to purchase in the aggregate 600,000 shares of GPC Common Stock will be at an exercise price of $4.00 per share and warrants to purchase in the aggregate 400,000 shares of GPC Common Stock will be at an exercise price of $6.00 per share. The warrants shall be exercisable for a period of five years from the closing of the Merger and can be exercised in full at any time until expiration. The exercise prices of the warrants are payable in cash or by check. In the event of a merger of GPC in which GPC is not the surviving entity, the warrants will be exercisable for shares of the successor corporation. The warrants are subject to adjustment in the event of stock splits, stock dividends and the like.

RELATED AGREEMENTS

  Employment Agreements

     Upon the closing of the Merger Agreement, Raymond Zack, Gerald Zack and David Zack, currently employees and directors of EMCO, will enter into employment agreements with EMCO (the "Employment Agreements"). Pursuant to the Employment Agreements, each of the Zacks shall be employed for a period of not less than five years, shall receive a base salary of $120,000 per year for the first year, with such salary to increase by not less than 7% per year for each succeeding year, and shall be entitled to such annual bonuses and stock options as determined by the GPC board of directors in its discretion. Each of the Zacks shall also be entitled to certain other fringe benefits. GPC may terminate the Employment Agreements for cause. Pursuant to the Employment Agreements, each of the Zacks agrees that he will not compete, directly or indirectly, with EMCO in Arizona for a period of five years from the date he ceases to be an employee, officer, director or consultant of EMCO. Additionally, Gerard M. Jacobs and T. Benjamin Jennings will enter into employment agreements with GPC and George O. Moorehead will enter into an employment agreement with EMCO prior to the completion of the Merger. Messrs. Jacobs and Jennings' employment agreements shall be for a term of five years, shall provide for a base salary of $168,000 per year and for bonuses to be determined by the GPC Board of Directors. Mr. Moorehead's employment agreement shall be for a term of five years, shall provide for a base salary of $168,000 per year and for bonuses to be determined by the EMCO Board of Directors. Such agreements provide for certain payments to be made to Messrs. Jacobs, Jennings and Moorehead in the event of a change-of-control of the combined company. Additionally, Mr. Moorehead's employment agreement provides that GPC shall recommend that the GPC Board of Directors grant Mr. Moorehead stock options under GPC's Stock Plan to purchase 150,000 shares of GPC Common Stock at an exercise price of $4.00 per share. It is expected that the agreements with Messrs. Jacobs, Jennings and Moorehead will provide for a substantial cash payment to be made to such persons in the event that such persons are terminated from their employment with GPC or EMCO, as the case may be, at any time during the term of their agreement for any reason other than cause or in the event of certain change-in-control events involving the combined company. Harold Rubenstein will enter into a consulting agreement with EMCO whereby he will receive $6,000 per month for five years plus $1,000 per month to maintain certain communications equipment to obtain commodity quotations. The parties contemplate that each of GPC's employment agreements with Messrs. Jacobs and Jennings will provide that such parties will not compete with the combined company in Arizona, California, New Mexico, Nevada, Texas, and Utah for a period of five years after the date each such person ceases to be an employee, officer, director, or consultant of the combined company.

  Noncompetition Agreements

     As a condition to the Merger, George O. Moorehead and Harold Rubenstein agreed to execute noncompetition agreements whereby each of such persons agrees not to compete with the combined company in Arizona, California, New Mexico, Nevada, Texas and Utah for a period of five years after the date each such person ceases to be an employee, officer, director or consultant of GPC or EMCO, as the case may be. The parties contemplate that the employment agreements with Messrs. Jacobs and Jennings will contain similar noncompetition provisions. As mentioned above, the Employment Agreements with each of the Zacks contain noncompetition clauses as well.

REPRESENTATIONS AND COVENANTS

     Pursuant to the Merger Agreement, GPC made representations regarding its corporate existence and good standing, capital structure, filings with the Securities and Exchange Commission, and other matters, including its authority to enter into the Merger Agreement and to consummate the Merger. The EMCO shareholders made a number of representations to GPC regarding EMCO's corporate status, capital structure, operations, financial condition, and other matters, including its authority to enter into the Merger Agreement and to consummate the Merger.

     EMCO has covenanted in the Merger Agreement that, until the consummation of the Merger, it will preserve its business and not take certain actions outside the ordinary course of business without GPC's consent. EMCO agreed not to initiate or respond to any proposals relating to the possible acquisition of its assets or stock by any person other than GPC and has further agreed not to enter into any agreement providing for such acquisition. Additionally, GPC is entitled to have conducted an environmental assessment of the properties to be acquired in the Merger. In the event that such assessment identifies environmental contamination which requires remediation or further evaluation or if the results of such assessment are not otherwise satisfactory to GPC in its sole discretion and EMCO does not remediate or otherwise satisfy GPC, then GPC may elect not to close the Merger. As of the date of this Joint Proxy Statement, such assessment has not yet been completed. However, under the Merger Agreement, GPC has the ability to waive any failure to complete the assessment. All parties agree to use their best efforts to cause the Merger to qualify as a tax-free reorganization. GPC agreed to recommend the addition to the GPC Board following the Merger of George O. Moorehead, Raymond Zack and Harold Rubenstein. GPC also agreed to use its best efforts to either obtain director and officer insurance or execute and deliver indemnity agreements reasonably satisfactory to its new board of directors and officers. Finally, each party to any of the employment, noncompetition, indemnity and consulting agreements contemplated by the Merger Agreement agreed to execute and deliver such agreements upon the Closing. GPC has agreed to loan EMCO up to $1 million on terms mutually acceptable to T. Benjamin Jennings and George O. Moorehead (provided, however, that GPC has no obligation to extend the loan if in the opinion of its counsel the making of the loan might delay the closing of the Merger).

CONDITIONS TO THE MERGER

     The obligations of GPC to consummate the Merger will be subject to the satisfaction of a number of conditions, including (i) GPC Board and stockholder approval of the Merger and the transactions contemplated thereby, (ii) no material adverse change in the business of EMCO, (iii) a satisfactory review by GPC's independent public accountants of EMCO's assets, liabilities, and net worth, (iv) GPC's receipt of a fairness opinion from First Southwest Company with respect to the Merger, (v) the execution of certain bills of sale from Copperstate and Empire to EMCO, (vi) the termination of certain contracts between EMCO and certain related parties, (vii) receipt by GPC of a title insurance policy with respect to the real property owned by EMCO, (viii) an indemnity and pledge by Copperstate of certain of its shares of GPC Common Stock acquired in the Merger to indemnify EMCO from certain liabilities of Copperstate, (ix) an amendment to the security agreement among EMCO, Donald F. Moorehead and George O. Moorehead to the satisfaction of such parties, (x) the execution and delivery by GPC of employment agreements with T. Benjamin Jennings, Gerard M. Jacobs and the execution and delivery by EMCO of an employment agreement with George O. Moorehead, (xi) receipt by EMCO of any third party consents required to consummate the Merger, (xii) satisfactory completion of due diligence by GPC of EMCO, (xiii) execution and delivery by Empire Metals, Inc. and Harold Rubenstein of an indemnification agreement with respect to the action brought by EMCO against Ellis Rubenstein, his spouse and certain other parties and (xiv) George O. Moorehead and Harold Rubenstein shall have executed and delivered to EMCO noncompetition agreements. EMCO's obligations to consummate the Merger are conditioned, among other things, upon EMCO entering into an employment agreement with the Zacks and GPC's delivery of the shares, warrants and cash to be delivered at the closing. Each party's obligations under the Merger Agreement will also be conditioned upon the accuracy of the representations made by the other party at the time of closing of the Merger, the performance by the other party of the covenants required to be performed by it under the Merger Agreement, the absence of a material adverse change with respect to the other party, the delivery by each party of board resolutions, articles, bylaws and good standing certificates, the receipt of certain legal opinions and the absence of any pending or threatened action or proceeding before any governmental body seeking to restrain or invalidate the Merger Agreement.

TERMINATION OR AMENDMENT

     The Merger Agreement may be terminated (i) by mutual agreement of the parties, (ii) by GPC in the event of a material breach by EMCO or any of the EMCO shareholders of any provision of the Merger Agreement, or (iii) by either party if the closing shall not have occurred by June 30, 1996.

INDEMNIFICATION AND HOLD-BACK OF GPC SHARES

     The Merger Agreement provides that GPC shall retain possession of and hold a security interest in 669,149 shares (including 250,000 shares issuable upon exercise of warrants) (the "Held-Back Shares") of the GPC Common Stock issuable to the EMCO shareholders. The Held Back Shares shall secure certain representations and warranties made by the EMCO shareholders to GPC in the Merger Agreement. So long as GPC does not assert a claim against the former EMCO shareholders in accordance with the terms of the Merger Agreement, each quarter GPC will release 100,000 Held-Back Shares to the former EMCO shareholders commencing 90 days after the Merger is consummated, except for Empire Metals' shares and warrants which shall remain subject to the security interest until Ellis Rubenstein (who is the son of Harold Rubenstein) and his spouse have released GPC and EMCO from all claims resulting from the action brought against Ellis Rubenstein, his spouse and certain other parties by EMCO (the "Action") or a final non-appealable judgment in favor of EMCO and GPC has been entered and no other claim is pending against GPC or EMCO and Ellis Rubenstein has released EMCO and GPC from any and all claims related to such action. GPC shall be able to foreclose upon or set off the Held-Back Shares as necessary to compensate it for any losses resulting from breaches of the representations and warranties or covenants and agreements of the EMCO shareholders contained in the Merger Agreement that occur within one year after the closing of the Merger (except with respect to certain warranties relating to EMCO's corporate status, authority to enter into the Merger Agreement, enforceability of the Merger Agreement and capitalization, as to which EMCO shareholders' liability for breach is indefinite). In the event that GPC suffers a covered loss, it is obligated to give written notice to the former EMCO shareholders of the claim. In the event that the former EMCO shareholders contest the claim, no foreclosure or set off against the Held-Back Shares may be made by GPC until the dispute is resolved by the parties or a court of competent jurisdiction.

     In the event the EMCO shareholders suffer any loss due to a breach of representation or warranty or covenant or agreement of GPC contained in the Merger Agreement that occurs within one year of the closing of the Merger (except with respect to certain representations of GPC relating to GPC's corporate status, authority to enter into the Merger Agreement, enforceability of the Merger Agreement and capitalization, as to which GPC's liability for breach is indefinite), GPC must compensate the EMCO shareholders for such loss.

     Additionally, Empire Metals, Inc. and Harold Rubenstein, the President and substantial shareholder of Empire, have agreed to indemnify GPC and EMCO for any damages or costs resulting from claims made against GPC or EMCO relating to the Action. As mentioned above, such indemnification obligations shall continue until Ellis Rubenstein and his spouse have released GPC and EMCO from all claims resulting from the Action or a final non-appealable judgment in favor of EMCO and GPC has been entered and no other claim is pending against GPC or EMCO and Ellis Rubenstein has released EMCO and GPC from any and all claims related to the Action. In order to secure such indemnification obligations, Empire and Mr. Rubenstein will grant to GPC a security interest in an aggregate of 500,000 of the shares of GPC Common Stock that Empire would receive or would be entitled to receive upon exercise of warrants in the Merger. See "Business of EMCO -- Legal Proceedings."

REGULATORY MATTERS

     GPC and EMCO are not aware of any governmental or regulatory approvals required for consummation of the Merger, other than compliance with the federal securities laws and applicable securities and "blue sky" laws of the various states.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain of the principal federal income tax considerations of the Merger that are generally applicable to holders of EMCO Common Stock. This discussion does not deal with all income tax considerations that may be relevant to particular EMCO shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, foreign persons or shareholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which shares of EMCO Common Stock were or are acquired or shares of GPC Common Stock were or are disposed of. Furthermore, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, EMCO SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

     The parties anticipate reporting the Merger as a "reorganization" under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). Provided it so qualifies and as discussed more fully below, (i) none of GPC, EMCO or Sub will recognize gain or loss as a result of the Merger and (ii) holders of EMCO Common Stock that exchange their shares for GPC Common Stock, cash and warrants should recognize gain (but not loss) in the Merger but not in excess of the amount of cash and the value of the warrants (collectively "boot") received. HOWEVER, THE PARTIES ARE NOT REQUESTING A RULING FROM THE IRS OR AN OPINION OF COUNSEL IN CONNECTION WITH THE MERGER. One of the requirements of Section 368(a)(2)(E) of the Code is that stock constituting "control" (for this purpose at least 80% of the voting power of EMCO), as determined before the Merger, be exchanged for GPC Common Stock. However, the consideration to be received by the present EMCO shareholders pursuant to the terms of the Merger Agreement includes cash and warrants. Under applicable Treasury Regulations, warrants as well as cash are treated as taxable boot. Accordingly, if shares representing more than 20 percent of the EMCO Stock voting power, in the aggregate, are exchanged for cash and warrants pursuant to the Merger, the control requirement of Section 368(a)(2)(E) will not be satisfied. A successful IRS challenge to the "reorganization" status of the Merger, for example, by reason of the failure to meet the 80% "control" test described above, would generally result in an EMCO shareholder recognizing the full amount of his or her gain or loss with respect to each share of EMCO Common Stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the

Effective Time of the Merger, of the GPC Common Stock received in exchange therefor plus the cash and warrants received.

     The remainder of this discussion assumes that the Merger will qualify as a reorganization, in which case the following tax consequences will result:

     General. An EMCO shareholder will not recognize any loss upon the receipt of GPC Common Stock and boot. An EMCO shareholder receiving both GPC Common Stock and boot in exchange for EMCO Common Stock will recognize gain (measured by the sum of the fair market value of the GPC Common Stock received plus the amount of any boot received minus the tax basis of the shares of EMCO Common Stock exchanged), if any, but only to the extent of the amount of any boot received. Under applicable U.S. Supreme Court precedent, such gain will generally be capital gain, subject to recharacterization as a dividend as described more fully below, and should generally be long-term capital gain if the shares of EMCO Common Stock exchanged for boot have been held for more than one year.

     The tax basis of the GPC Common Stock received (including the Held-Back Shares ultimately received -- see "The Merger and Related Transactions of the Merger -- Indemnification and Hold-Back of GPC Shares") will be the same as the tax basis of the EMCO Common Stock exchanged, decreased by the amount of boot received at the Effective Time and increased by the amount of gain recognized on the exchange.

     In certain circumstances, an EMCO shareholder that actually or constructively owns shares of EMCO Common Stock that are exchanged for GPC Common Stock in the Merger or that actually or constructively owns GPC Common Stock after the Merger will be required to treat any gain recognized as dividend income (rather than capital gain, if any) up to the amount of boot received in the Merger if the receipt of boot by such shareholder has the effect of a distribution of a dividend. Whether the receipt of boot has the effect of the distribution of a dividend would depend upon the shareholder's particular circumstances.

     In general, the determination of whether a shareholder who exchanges EMCO Common Stock and receives GPC Common Stock and boot recognizes capital gain or dividend income is made under Sections 356(a)(2) and 302 of the Code. Under
Section 356(a)(2) of the Code, each shareholder of EMCO Common Stock will be treated for tax purposes as if such shareholder had received only GPC Common Stock in the Merger, and immediately thereafter GPC had redeemed appropriate portions of such GPC Common Stock in exchange for the boot actually distributed to such shareholder in the Merger. Under Section 302 of the Code, the gain recognized by a shareholder on the exchange will be taxed as capital gain if the deemed redemption from such shareholder (i) is a "substantially disproportionate redemption" of stock with respect to such shareholder, or (ii) is "not essentially equivalent to a dividend" with respect to such shareholder. In making this determination, shareholders should be aware that, under Section 318 of the Code, a shareholder may be considered to own, after the Merger, GPC Common Stock owned (and in some cases constructively owned) by certain related individuals and entities and GPC Common Stock which the shareholder (or such related individuals or entities) has the right to acquire upon the exercise or conversion of options.

     The deemed redemption of an EMCO shareholder's GPC Common Stock will be a "substantially disproportionate redemption" if, as a result of the deemed redemption, the ratio determined by dividing the number of shares of GPC Common Stock owned by such shareholder immediately after the Merger by the total number of outstanding shares of GPC Common Stock is less than 80% of the same ratio calculated as if only GPC Common Stock, and not boot, were issued to the EMCO shareholder in the Merger.

     The deemed redemption of a shareholder's GPC Common Stock will be "not essentially equivalent to a dividend" if the shareholder experiences a "meaningful reduction" in his or her proportionate equity interest in GPC by reason of the deemed redemption. Although there are no fixed rules for determining when a meaningful reduction has occurred, the Internal Revenue Service (the "IRS") has indicated in a published ruling that the receipt of cash in the Merger would not be characterized as a dividend if the shareholder's percentage ownership interest in GPC and EMCO prior to the Merger was minimal, the shareholder exercises no control over the affairs of GPC or EMCO, and the shareholder's percentage ownership interest in GPC is reduced in the deemed redemption by any extent. If neither of the redemption tests set forth above are satisfied, the shareholder will be treated as having received a dividend equal to the amount of such shareholder's recognized gain, assuming that such shareholder's ratable share of the earnings and profits of EMCO (and, possibly, GPC) equals or exceeds such recognized gain.

     Dissenting Shareholders. An EMCO shareholder that exercises such shareholder's right to seek an appraisal of such shareholder's shares of EMCO Common Stock generally will recognize capital gain or loss measured by the difference between the amount of cash received and the tax basis of the shares of EMCO Common Stock exchanged therefor. Such capital gain or loss will be long-term capital gain or loss if the shares of EMCO Common Stock exchanged by such dissenting shareholder have been held for more than one year. In addition, the amount of cash received may be treated as dividend income if the dissenting shareholder actually or constructively owns GPC Common Stock after the Merger as discussed above.

     Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash to EMCO shareholders, each EMCO shareholder must, unless an exception applies, provide the payor of such cash with the shareholder's correct taxpayer identification number ("TIN") on Form W-9 and certify under penalties of perjury that such number is correct and that such shareholder is not subject to backup withholding. A Form W-9 is attached to this proxy statement. If a shareholder fails to provide the correct TIN or certification, the cash received in the Merger may be subject to backup withholding at a 31% rate.

     THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. THUS, EMCO SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase transaction with GPC as the acquiring company. GPC will allocate the purchase price based on the fair value of the assets acquired and the liabilities assumed. Goodwill arising from the Merger will be amortized over 15 years.

RESALE RESTRICTIONS ON SALE OF GPC COMMON STOCK

     Holders of EMCO capital stock will receive unregistered shares of GPC Common Stock in the Merger and warrants to purchase unregistered shares. Such shares, including the shares issuable upon exercise of the warrants issued to EMCO shareholders in the Merger, may not be resold under federal securities laws absent an exemption from registration under the Securities Act of 1933 or registration of such shares thereunder. Under the terms of the Merger Agreement, the former EMCO shareholders shall have "piggyback" registration rights for a two-year period following the closing of the Merger pursuant to which they may include their shares in a registration statement filed by GPC, up to a maximum of 20% of the shares being registered by GPC. GPC is entitled to delay, withdraw or suspend any registration as to which it permits participation. Additionally, Copperstate Metals, Inc. shall have the right on one occasion to demand that GPC register up to 300,000 shares under the Securities Act. Such right expires two years after the closing of the Merger. GPC is not required to undertake such registration if in its or its underwriters' reasonable opinion, such registration would be materially detrimental to GPC. GPC has been advised that Copperstate intends to exercise its demand registration rights with respect to 300,000 of the shares of GPC Common Stock that it will receive in the Merger immediately after the Merger. Absent registration or an exemption from registration for the resale of the shares, the Securities Act of 1933 and the rules promulgated thereunder prohibit the resale of the unregistered GPC common stock issued to the EMCO shareholders. Rule 144 provides an exemption for the sale of shares that have been held for a period of at least two years after the Merger. Rule 144 imposes restrictions on the number of shares of unregistered GPC common stock that may be sold within any three-month period.

APPRAISAL AND DISSENTERS' RIGHTS

     Under the Arizona Law, any shareholder of a corporation has the right to dissent from (i) any plan of merger or consolidation to which the corporation is a party, if either: (a) the corporation is a subsidiary that is merged with its parent without the approval of the shareholders, as provided by the Arizona Law, or (b) the shareholder's approval of the merger is required by the Arizona Law or by the articles of incorporation; (ii) any plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; or (iii) any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, if the shareholder is entitled to vote on the sale or exchange. Each of the EMCO shareholders has executed the Merger Agreement. This discussion is a summary only. As a result, reference is made to the full text of the applicable provisions of the Arizona Business Corporation Act, a copy of which is included as Appendix D to this Joint Proxy Statement.

     This right does not apply to the shareholders of the surviving corporation in a merger, if a vote of the shareholders of the surviving corporation is not required to authorize the merger; except as otherwise provided in the articles of incorporation, this right also does not apply to the holders of shares registered on a national securities exchange, or held of record by not less than two thousand shareholders.

     The Arizona Law also provides that a dissenting shareholder must file written objection to, and not vote in favor of, the proposed merger or consolidation, and must make a demand for compensation as provided in the Arizona Law.

     Dissenting shareholders are entitled to notice that the transaction has been approved within 10 days after the merger is approved, including information concerning where the payment demand must be sent and where and when shares must be deposited, a form for demanding payment and setting a date for demanding payment between 30 and 60 days after delivery of the notice.

     If the dissenting shareholder makes a timely demand for payment and deposits shares in accordance with the notice, the surviving corporation is required to make payment for the shares in the amount of the corporation's estimate of the fair value of the dissenter's shares, plus interest. The payment must be accompanied by certain financial information, a copy of the dissenters' rights statutes, and a statement of the shareholder's right to demand additional payment for the shares. If the shareholder demands more compensation than is offered by the corporation, the shareholder and the corporation may negotiate the fair value within the time prescribed by the Arizona Law.

     If the dissenting shareholder and the corporation cannot agree upon the value of the shares, the corporation may either pay the amount demanded by the shareholder, or file an action in the Arizona Superior Court, to determine the fair value of the stock of the dissenting shareholders within sixty days of the shareholder's demand for additional payment.

     Under the Delaware Law, GPC stockholders are not entitled to dissenters' or appraisal rights with respect to the proposed Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The following are interests, either direct or indirect, in the Merger of the GPC and EMCO executive officers and directors who will continue to serve as such following the Merger.

     Pursuant to the Merger Agreement each of Raymond Zack and David Zack, who are currently directors of EMCO, and Gerald Zack will enter into employment agreements with EMCO following the Merger. Additionally, T. Benjamin Jennings and Gerard M. Jacobs, currently the Co-Chairmen of the Board, Co-Chief Executive Officers and Co-Presidents of GPC, will enter into employment agreements with GPC prior to the Merger. George O. Moorehead, currently the President and Chief Executive Officer of EMCO, will enter into an employment agreement with EMCO prior to the Merger. See "-- Employment Agreements," above.

     Harold Rubenstein is a substantial shareholder of Empire Metals, Inc. ("Empire Metals"), the owner of approximately 57% of the outstanding Common Stock of EMCO. Following the Merger, Mr. Rubenstein will serve as a director of both GPC and EMCO. Following the Merger, EMCO will purchase Empire Metals' remaining scrap metal inventory. Following the Merger, Harold Rubenstein shall cause Ellis Metals to enter into such extensions or modifications to the pricing agreement currently in place between Ellis Metals and EMCO (the "Pricing Agreement") so as to cause Ellis Metals to make commercially reasonable rental payments to GPC on the parcels purchased from Harold Rubenstein and to provide EMCO with commercially reasonable profits on any amounts of debt owed by Ellis Metals to EMCO under the Pricing Agreement. Harold Rubenstein is also a 9.91% shareholder of Waste Manufacturing and Leasing, a company that leases equipment to EMCO and from which EMCO purchases manufactured containers. Such relationship between EMCO and Waste Manufacturing and Leasing is expected to continue after the Merger. Additionally, Harold Rubenstein, currently Chairman of the Board of EMCO, will sell certain parcels of real estate owned by him, the Rubenstein Family Trust or H&S Broadway to a subsidiary of GPC. Harold Rubenstein is also a substantial shareholder of Ellis Metals, Inc. ("Ellis Metals"). See "-- Related Transactions." Under the consulting agreement, Harold Rubenstein will be paid $72,000 per year for a five-year term and will continue to participate in EMCO's health plan. Additionally, Harold Rubenstein will receive up to $1,000 per month for the costs of acquiring and maintaining a system to retrieve commodity prices at his office. Mr. Rubenstein is also a substantial shareholder of Ellis Waste and Recycling Services, Inc., which currently leases a portion of one of the parcels of real property to be purchased by GPC or its subsidiary. Such relationship may continue following the Merger.

RELATED TRANSACTIONS

     Pursuant to the Merger Agreement, Harold Rubenstein, Beverly Rubenstein and certain affiliates have agreed to sell to GPC two parcels of real estate on which certain operations of Ellis Metals, Inc. are located. In connection therewith, Harold Rubenstein has agreed to cause Ellis Metals to meet with EMCO and GPC on a quarterly basis to agree to such extensions or modifications to the pricing agreement currently in place between Ellis Metals and EMCO (the "Pricing Agreement") so as to cause Ellis Metals to make commercially reasonable rental payments to GPC on the parcels purchased from Harold Rubenstein and to provide EMCO with commercially reasonable profits on debt owed by Ellis Metals to EMCO under the Pricing Agreement and commercially reasonable profits on other business transactions between EMCO and Ellis Metals. In addition, as long as the Pricing Agreement is in effect, EMCO and GPC shall have a five-year option beginning June 1, 1999 to purchase certain assets of Ellis Metals. In such a case, the purchase price of the assets would be determined in accordance with a formula which includes a reduction of the purchase price dollar for dollar by the amount of debt, if any, owing to EMCO by Ellis Metals under the Pricing Agreement at such time. See "The Merger and Related Transactions -- Interests of Certain Persons in the Merger."

BOARD RECOMMENDATIONS

     THE BOARD OF DIRECTORS OF GPC HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF GPC AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY RECOMMENDED A VOTE FOR APPROVAL AND ADOPTION OF THE AGREEMENTS AND THE MERGER.

     THE BOARD OF DIRECTORS OF EMCO HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF EMCO AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY RECOMMENDED A VOTE FOR APPROVAL AND ADOPTION OF THE AGREEMENTS AND THE MERGER.

                                                                     EXHIBIT C


                              AGREEMENT


        The undersigned individuals hereby agree that the Schedule 13D of which this Exhibit is a part is filed on behalf of each of them.



                                        /s/  Harold Rubenstein
                                        -----------------------------
                                        Harold Rubenstein



                                        /s/  Beverly Rubenstein
                                        -----------------------------
                                        Beverly Rubenstein


Dated: November 12, 1996